Exhibit 99.1

LITHIUM AMERICAS CORPORATION

Annual Information Form

For the year ended December 31, 2017

March 28, 2018

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	1
CAUTIONARY NOTICE REGARDING MINERAL RESERVES AND MINERAL RESOURCE ESTIMATES	2
DEFINITIONS AND OTHER INFORMATION	4
DEFINITIONS	4
CONSOLIDATION	5
CURRENCY	5
CORPORATE STRUCTURE OF THE COMPANY	6
NAME, ADDRESS AND INCORPORATION	6
INTERCORPORATE RELATIONSHIPS	6
GENERAL DEVELOPMENT OF THE BUSINESS	6
OVERVIEW	6
THREE YEAR HISTORY	7
DESCRIPTION OF THE BUSINESS	8
OVERVIEW OF MINERAL PROJECTS	8
RISK FACTORS	10
THE CAUCHARI-OLAROZ PROJECT	21
THE LITHIUM NEVADA PROJECT	34
THE RHEOMINERALS BUSINESS	44
COMPETITIVE CONDITIONS	45
SPECIALIZED SKILLS AND KNOWLEDGE	45
MINERAL PRICE AND ECONOMIC CYCLES	45
ECONOMIC DEPENDENCE	45
BANKRUPTCY AND SIMILAR PROCEDURES	45
REORGANIZATIONS	46
FOREIGN OPERATIONS	46
EMPLOYEES	46
ENVIRONMENTAL PROTECTION	46
SOCIAL OR ENVIRONMENTAL POLICIES	46
EMERGING MARKET DISCLOSURE	47
DESCRIPTION OF CAPITAL STRUCTURE	50
DIVIDENDS AND DISTRIBUTIONS	50
MARKET FOR SECURITIES	51
MARKET	51
TRADING PRICE AND VOLUME	51
DIRECTORS AND OFFICERS	52
AUDIT COMMITTEE INFORMATION	56
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	58
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	58
TRANSFER AGENTS AND REGISTRARS	58
MATERIAL CONTRACTS	58
INTERESTS OF EXPERTS	59
ADDITIONAL INFORMATION	59
SCHEDULE “A” DEFINITIONS	A-1
SCHEDULE “B” AUDIT COMMITTEE CHARTER	B-1

Forward Looking Statements

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this AIF contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: capital expenditures and programs; estimates of the Mineral Resources and Mineral Reserves at its properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz Project, which is held and operated through the Company’s joint venture with SQM; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return and sensitivity analyses; net cash flows and EBITDA of the Cauchari-Olaroz Project; the cost, timing and size of a potential expansion of the Cauchari-Olaroz Project; the completion of a preliminary feasibility study in respect of lithium production at the Lithium Nevada Project; and the development of new organoclay products and the timing, cost, quantity, capacity and product quality of sales and commercial production at the Fernley Facility.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	uncertainties relating to receiving mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
•	the impact of increasing competition in the lithium business;
•	unpredictable changes to the market prices for lithium and clay-based organoclay products;
•	exploration, development and construction costs for the Cauchari-Olaroz Project and the Lithium Nevada Project;
•	anticipated results of exploration, development and construction activities;

•	the Company’s ability to obtain additional financing on satisfactory terms or at all;
•	the ability to achieve production at any of the Company’s mineral exploration and development properties;
•	completion of a preliminary feasibility study in respect of the Lithium Nevada Project;
•	preparation of a development plan for lithium production at the Lithium Nevada Project; and
•	the continued growth of demand for organoclay products or for lithium chemicals.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, LAC can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this AIF, including but not limited to, the factors referred to under the heading “Risk Factors” in this AIF. Such risks also include, but are not limited to the following: volatility in the market price for minerals; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; uncertainty of whether there will ever be production at the Company’s mineral exploration properties; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; fluctuations in currency exchange and interest rates; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; competition for, amongst other things, capital, undeveloped lands and skilled personnel; lack of availability of additional financing on terms acceptable to the Company and/or joint venture partners; unpredictable weather conditions; unanticipated delays in preparing technical studies; the ability to manufacture organoclay products that meets customer requirements; an increase in the costs of manufacturing organoclay products, including the costs of any raw materials used in the process; and a reduction in demand for organoclay products or for lithium chemicals. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this AIF is expressly qualified by these cautionary statements. All forward-looking information in this AIF speaks as of the date of this AIF. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent management’s discussion and analysis for our most recently completed financial year, which are available on SEDAR at www.sedar.com.

Cautionary Notice Regarding Mineral Reserves and Mineral Resource Estimates

The disclosure included in this Annual Information Form uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Reserves and Mineral Resources (the “CIM Definition Standards”) adopted by the CIM Council on May 10, 2014 and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Unless otherwise indicated, all Mineral Reserves and Mineral Resources estimates included in this Annual Information Form have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this Annual Information Form is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC.

In particular, SEC Industry Guide 7 applies different standards in order to classify mineralization as a Mineral Reserve. As a result, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserves estimates included in this Annual Information Form may not qualify as “reserves” under SEC standards.

In addition, this Annual Information Form uses the terms “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources” to comply with the reporting standards in Canada. SEC Industry Guide 7 does not recognize Mineral Resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” reported in this Annual Information Form is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. For the above reasons, information included in this Annual Information Form that describes our Mineral Reserves and Mineral Resources estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Definitions and Other Information

Definitions

For a description of defined terms and other reference information used in this AIF, please refer to Schedule “A”.

Consolidation

On November 8, 2017, the Company effected a share consolidation of its outstanding Common Shares on the basis of one Common Share for every five previously-outstanding Common Shares (the “Consolidation”). Unless noted otherwise, all references to the number of shares, warrants and stock options and their strike price and per share information in this AIF reflect the Consolidation.

Currency

This AIF contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to United States dollars are referred to as “US$”.

The following table sets forth the high and low exchange rates for one US dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates provided by the Bank of Canada:

	United States Dollars into Canadian Dollars
	2017	2016	2015
High	$1.3743	$1.4589	$1.3990
Low	$1.2128	$1.2544	$1.1728
Rate at end of period	$1.2986	$1.3427	$1.3840
Average rate for period	$1.2545	$1.3248	$1.2787

On March 28, 2018, the rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $1.2902.

Corporate Structure of the Company

Name, Address and Incorporation

The Company was incorporated under the BCBCA on November 27, 2007 under the name Western Lithium Canada Corporation. On May 31, 2010, the Company changed its name to Western Lithium USA Corporation. The Company amended its Articles in 2013 to add advance notice requirements for the election of directors and in 2015 to give the Board the authority by resolution to alter the Company’s authorized share capital and to effect amendments to the Articles, except as otherwise specifically provided in the Articles or the BCBCA. On March 21, 2016 the Company changed its name to Lithium Americas Corp. (“LAC”). On November 8, 2017, the Company completed the Consolidation.

The Company’s head office is located at Suite 1150 – 355 Burrard Street, Vancouver, British Columbia, V6C 2G8 and its registered office is located at 2200 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

Intercorporate Relationships

The corporate structure of LAC, its material subsidiaries, the jurisdiction of incorporation of such corporations and the percentage of equity ownership are set out in the following chart:

Lithium Americas Corp.

(British Columbia)

2265866 Ontario Inc.

(Ontario)

Lithium Nevada Corporation

(Nevada)

RheoMinerals Inc.

(Nevada)

KV Project LLC

(Nevada)

Potassium S.A.

(Argentina)

Minera Exar S.A.(1)

(Argentina)

100%

100%

100%

47%

3%

10%

90%

100%

Note:

(1)

Pursuant to the JEMSE LOI, JEMSE may acquire an 8.5% equity interest in Exar, which in turn would dilute LAC’s direct and indirect interest in Exar to an aggregate 45.75%. For more information please see “The Cauchari-Olaroz Project – Property Description and Location and Access”.

General Development of the Business

Overview

LAC is a Canadian based resource company focused on advancing two significant lithium development projects, the Cauchari-Olaroz Project, located in the Province of Jujuy in Argentina, and the Lithium Nevada Project (formerly the Kings Valley Project), located in north-western Nevada, USA. LAC also owns and operates RheoMinerals Inc. (“RheoMinerals”), which manufactures and sells organoclay products used in complex oil and gas drilling and other applications, from its Fernley Facility.

Three Year History

Fiscal 2015

In December 2014, POSCO, Former LAC and Exar inaugurated a demonstration plant at the Cauchari‐Olaroz Project. The plant achieved full and continuous operating rates throughout a test period that ended in late January 2015, producing over 20 tonnes of lithium phosphate. The lithium phosphate was exported to POSCO’s facility in Pohang, Korea where it was further processed into lithium carbonate and lithium hydroxide.

In May 2015, the Company announced that it had entered into a Convertible Security Funding Agreement with an entity managed by Lind. An initial US$2.8 million was funded pursuant to the issuance of an initial convertible security.

In June 2015, the Company closed a short form prospectus financing whereby the Company issued an aggregate of 2,282,750 units at a price of $3.50 per unit, raising aggregate proceeds of approximately $8,000,000. Each unit consisted of one Common Share and one half of one Common Share purchase warrant. Each whole warrant entitled the holder to acquire one Common Share at a price of $4.50 up to June 9, 2017.

In June 2015, the Company and Former LAC entered into an arrangement agreement to combine the respective companies. The transaction was structured as a statutory plan of arrangement of Former LAC under which the Company acquired all of the outstanding shares of Former LAC in an all-stock transaction (the “Arrangement”).

In July 2015, the Company closed the BCP SR Private Placement with BCP. Pursuant to the transaction, the Company issued to BCP subscription receipts convertible into Common Shares, while BCP deposited US$5,000,000 in escrow, to be released in two tranches upon the conversion of the subscription receipts.

In September 2015, the Company and Former LAC completed the Arrangement, which resulted in shareholders of Former LAC receiving Common Shares on the basis of 0.159 of a Common Share for each common share of Former LAC. Shortly thereafter, 552,853 subscription receipts issued to BCP pursuant to the BCP SR Private Placement were converted into 604,682 Common Shares, and US$1,500,000 was released from escrow to the Company.

Fiscal 2016

In December 2015, the Company received a US$5,000,000 line of credit from Geologic Resources Partners LLP. The line of credit was terminated in April 2016 without being drawn down.

In December 2015, BCP converted its remaining subscription receipts into 3,452,669 Common Shares and the final tranche of US$3.5 million from the BCP SR Private Placement was released from escrow to the Company.

In December 2015, the Co-Operation Agreement with POSCO lapsed.  POSCO subsequently removed its pilot plant from the Cauchari-Olaroz Project property.

In March 2016, the Company signed definitive agreements with SQM to form the Cauchari Joint Venture. Pursuant to the transaction, SQM acquired a 50% equity interest in Exar in consideration for a cash payment of US$25 million, of which US$10 million was retained by Exar to support project development and the balance distributed to LAC.  The parties’ interests are governed by the Exar Shareholder Agreement. For further information, please see “Material Contracts – Exar Shareholder Agreement”.

In May 2016, the Company retired all remaining amounts owing under the Convertible Security Funding Agreement by cash payment of US$1,653,000 to Lind.

In June 2016, the Company announced filing of an updated NI 43-101 technical report on the Lithium Nevada Project.  In the report, the authors included a Mineral Resource estimate on each of the Stage I Lens and Stage II Lens of the property, while no Mineral Reserve estimate was reported.

Fiscal 2017

In January 2017, the Company entered into Investment Agreements with each of Ganfeng and BCP that set out the terms of the Cauchari Financing Transactions. For further information, please see “Overview of Mineral Projects – The Cauchari-Olaroz Project”.

Over the course of June and July, 2017, LAC completed the Cauchari Financing Transactions with Ganfeng and BCP. Pursuant to these transactions, LAC completed mixed equity and debt financings with each of BCP and Ganfeng. The two investors subscribed for an aggregate of 25,000,000 Common Shares at $4.25 per Common Share and provided an aggregate US$205,000,000 credit facility. In connection with these transactions, the Company entered into an investor rights agreement and off-take agreement with each of these parties.

On November 8, 2017, the Company completed the Consolidation.

Current Fiscal Year

The Company’s Common Shares began trading on the NYSE on January 25, 2018.

In February 2018, the Company filed a short form base shelf prospectus to qualify for distribution, from time to time over a 25-month period, up to US$500 million of the Company’s debt and equity securities. The Company also filed a corresponding shelf registration statement with the SEC on Form F-10 under the Multijurisdictional Disclosure System.

Trends and Outlook

LAC intends to focus its business activity in the near term on advancing of the Cauchari-Olaroz Project and the Lithium Nevada Project.  The Company intends to pursue other attractive business development opportunities in the lithium space from time to time as they arise.

DESCRIPTION OF the Business

Overview of Mineral Projects

Cauchari-Olaroz Project

Current Status of the Project

The Cauchari-Olaroz Project is owned and operated as to 50% by LAC and 50% by SQM, each holding their interest through shareholdings in Exar. In March 2017, the parties completed a mine plan and feasibility study on the Cauchari-Olaroz Project for a mining operation producing 25,000 TPA of lithium carbonate over a 40 year mine life.

In 2017, Exar initiated detailed engineering work with engineering for the infrastructure scheduled to be completed in the second half of 2018, followed by plant design later this year.

Exar has also started construction activities, with earth works, roads and platforms for the wellfields well underway. As of December 31, 2017, there were more than 400 people working in Argentina, including direct employees and contractors. A camp expansion that will accommodate approximately 460 personnel during the construction phase of the project is well-advanced, with the first half already commissioned, and the remaining half scheduled to be commissioned in early April 2018. Pond layout and design is also complete. A contractor is mobilized at site and pond construction activities started in early February 2018, which should allow Exar to start filling ponds commencing in the second half of 2018.

Exar’s management committee (the “Exar Management Committee”) has recently reviewed the progress of the Cauchari-Olaroz Project development. As a result of additional work required on wellfield optimization and an updated pond construction/filling schedule, it has updated the targeted development timeline, with estimated first production commencing in 2020 rather than late 2019 as previously indicated. Further updates to the development plan may occur from time to time as work progresses.

Detailed scientific and technical information on the Cauchari-Olaroz Project can be found in a technical report that was filed with the securities regulatory authorities in each of the provinces of Canada on January 17, 2018, entitled “NI 43-101 Technical Report Updated Feasibility Study Reserve Estimation and Lithium Carbonate Production at Cauchari-Olaroz Salars, Jujuy Province, Argentina” (the “Cauchari TR”). The Cauchari TR has an effective date of March 29, 2017 and was prepared by Ernest Burga, P.Eng. David Burga, P.Geo., Mike Rosko, MSc., CPG, Barry Smee, PhD., P.Geo, Mark King, PhD., P. Geo, Daron Abbey, M.Sc., P.Geo, Tony Sanford, Pr.Sci.Nat. and Rene LeBlanc, PhD., P.Eng., each of whom is a “qualified person” for the purposes of NI 43-101.

A more detailed summary of the Cauchari-Olaroz Project and the Cauchari TR is set forth below under the heading “The Cauchari-Olaroz Project”.

Financing Transaction

In January 2017, LAC entered into the Ganfeng Investment Agreement and the BCP Investment Agreement.  These agreements established the framework of the Cauchari Financing Transactions, in which BCP and Ganfeng agreed to provide funding to LAC to cover its share of anticipated capital contributions for the development of Stage 1 of the Cauchari-Olaroz Project, as well as support working capital requirements of LAC during the project development stage.  Pursuant to these agreements, each of Ganfeng and BCP agreed to co-invest in LAC through a mixture of equity subscriptions and debt financing.

The Cauchari Financing Transactions consisted of four key components:

•

An equity financing by each of Ganfeng and BCP.  Ganfeng subscribed for 15,000,000 Common Shares while BCP subscribed for 10,000,000 Common Shares at a price of $4.25 per Common Share, for gross proceeds of approximately $106,000,000.

•

A US$205,000,000 syndicated credit facility, represented by the Amended Credit Facility.  Under this agreement, each of Ganfeng and BCP have committed  to advance US$125,000,000 and US$80,000,000 respectively, with proceeds to be used to fund LAC’s share of project development contributions for Stage 1 of the Cauchari-Olaroz Project.  For further information see “Material Contracts – Amended Credit Facility”.

•

Off-take entitlements with each of Ganfeng and BCP for the purchase of up to 80% and 20%, respectively, of LAC’s share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices. The off-take agreements each have a term of 20 years following commencement of commercial production.

•

Investor Rights Agreements. LAC entered into an Investor Rights Agreement with each of Ganfeng and BCP.  Pursuant to these agreements, Ganfeng and BCP each have the right to nominate one individual to the Board so long as they maintain a 15% or more interest, respectively, in LAC’s issued share capital.  Until March 31, 2019, each of Ganfeng and LAC have a participation right in connection with future financings to maintain a 17.5% interest and 16.4% interest respectively, so long as they maintain a 15% or more interest in LAC’s issued share capital.  For further information see “Material Contracts – Ganfeng Investor Rights Agreement” and “– BCP Investor Rights Agreement”.

The parties settled relevant agreements and satisfied all conditions over the course of the first half of 2017, and on July 14, 2017 completed the remaining equity subscriptions and entered into definitive agreements.

Lithium Nevada Project

The Lithium Nevada Project hosts a large clay-based lithium Mineral Resource, as well as significant additional clay-based lithium mineralization that has not yet been subject to sufficient exploration or analysis to undertake Mineral Resource estimation.

In 2017, LAC commenced a program to assess the mine development potential of the Stage 1 Lens, or “Zone 1” area of the Lithium Nevada Project, which hosts the primary Mineral Resource estimate on the project. LAC has engaged Advisian WorleyParsons Group to prepare a PFS for a lithium mining and production operation, has assembled an experienced management and technical team for the project, is conducting process testing and related analysis in support of the PFS and is conducting a drilling program with an objective of expanding the Mineral Resource and increasing confidence levels. LAC has targeted the end of the second quarter of 2018 for completion of the PFS.

Detailed scientific and technical information on the Lithium Nevada Project can be found in a technical report that was filed with the securities regulatory authorities in each of the provinces of Canada on January 17, 2018, entitled “Independent Technical Report for the Lithium Nevada Property, Nevada, USA” (the “Lithium Nevada TR”). The Lithium Nevada TR has an effective date of May 31, 2016, and was prepared by Timothy J. Carew, P.Geo. and Mario E. Rossi, FAusIMM, each of whom is a “qualified person” for the purposes of NI 43-101.

A more detailed summary of the Lithium Nevada Project and the Lithium Nevada TR is set forth below under the heading “The Lithium Nevada Project”.

Risk Factors

An investment in the Company’s securities is highly speculative and subject to a number of risks at any given time. The following is a description of the principal risk factors affecting the Company.

Risks related to resource development

The Cauchari-Olaroz Project and the Lithium Nevada Project may not be developed as planned.

The Company’s business strategy depends in large part on developing the Cauchari-Olaroz Project and the Lithium Nevada Project into one or more commercially viable mines. Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly cyclical; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of Mineral Resources, environmental protection and capital and operating cost requirements. Exar has completed a feasibility study for a 25,000 TPA lithium carbonate production operation at the fully-permitted Cauchari-Olaroz Project. The Cauchari Joint Venture has also completed preparatory development work and is currently executing early construction activities, including pond construction, in accordance with the Cauchari-Olaroz Project schedule. LAC has also secured funding that it believes will be sufficient to cover its share of capital expenditure obligations for the first stage of development of the Cauchari-Olaroz Project, and believes that SQM has the financial resources necessary to cover its share. Nevertheless, Exar has not yet approved the final development plan, which requires approval of both Cauchari Joint Venture partners. Accordingly, there can be no assurance that the Company will ever develop either one of these projects. If the Company is unable to develop all or any of its projects into a commercial operating mine, its business and financial condition will be materially adversely affected.

Market prices for key end-use products will greatly affect the value of the Company and the ability of the Company to develop the Cauchari-Olaroz Project and the Lithium Nevada Project.

The ability of the Company to develop the Cauchari-Olaroz Project and the Lithium Nevada Project will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate. The market price of these commodity-based products fluctuates widely and is affected by numerous factors beyond LAC’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, the level of interest rates, the rate of inflation and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. In addition, the price of lithium products is determined by their purity and performance. A fluctuation in these product prices may affect the value of the Company and the potential value of its properties.

There are risks associated with co-ownership arrangements.

The Company and SQM share ownership of the Cauchari-Olaroz Project.  This arrangement is subject to the risks normally associated with the conduct of co-ownership structures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company and the viability of its interest in Exar, the holding company that owns the Cauchari-Olaroz Project, which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: (i) disagreements with SQM on how to conduct development and operations; (ii) inability of the parties to meet their obligations under the relevant agreements or to third parties; and (iii) disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters.

There is risk to the growth of lithium markets.

The development of lithium operations at the Cauchari-Olaroz Project and the Lithium Nevada Project is almost entirely dependent on the adoption of lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by the Company, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the projects, their potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company.

There is a risk that LAC will not obtain required government permits and operations will be limited by government-imposed limitations.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect LAC. The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration or mining at the Cauchari-Olaroz Project and the Lithium Nevada Project. Obtaining the necessary governmental permits is a complex, time‐consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s control. While LAC holds permits to construct and operate the contemplated Stage 1 of the Cauchari-Olaroz Project at a production rate of 25,000 TPA, any amendments to this mine plan or an increase in production, including a Stage 2 expansion, would need to be approved by regulatory authorities in Argentina. At the Lithium Nevada Project, the permitting process for lithium mining operations is incomplete at this time. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed the Company’s prior estimates. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development of the Cauchari-Olaroz Project or the Lithium Nevada Project.

There are also habitat conservation laws that affect the Lithium Nevada Project. As a result of a review conducted in 2015, the U.S. Fish and Wildlife Service determined not to list sage-grouse under the Endangered Species Act. However, the BLM finalized a land use plan amendment that helps to conserve greater sage-grouse habitat. The BLM considers the sage-grouse to be a special status species, and has designated the Lithium Nevada Project area as a Priority Habitat Management Area. On October 11, 2017, BLM published a Notice of Cancellation of Withdrawal Application and Withdrawal Proposal and Notice of Termination of Environmental Impact Study for Sagebrush Focal Areas Withdrawal in Idaho, Montana, Nevada, Oregon, Utah and Wyoming.  The Notice confirmed that the segregation from mineral entry of the Lithium Nevada Project area expired. The public lands within the Lithium Nevada Project areas are open for mineral entry.  On October 11, 2017, BLM also published notice that it intended to consider amending the land use plan amendment adopted in 2015 and initiated a public comment period.

On June 7, 2017, the Secretary of the Interior issued Order 3353 which ordered BLM and the United States Fish and Wildlife Service and Geological Survey to review plans and programs developed by affected states, including Nevada, and the 2015 Sage Grouse Plans and related BLM Instruction Memoranda to identify modifications consistent with the multiple use policies stated in Order 3349 which implemented the Executive Order signed March 28, 2017, Promoting Energy Independence and Economic Growth, and to identify opportunities to conserve sage grouse and its habitat without inhibiting job creation and economic growth.  On December 27, 2017, BLM issued Instruction Memoranda providing guidance to BLM regarding the Sage Grouse Habitat Assessment Policy.

LAC anticipates that it will be required by BLM to implement varying stages of mitigation measures for sage-grouse habitat throughout any development of its Lithium Nevada Project. LAC understands that the BLM can impose conditions on access, project design and periods of use where needed to limit impacts to sage-grouse habitat. There is a risk that development may be subject to time delays or restrictions or mitigation measures in order to address sage-grouse habitat protection that could compromise the economic viability of future development of the Lithium Nevada Project.

There is technology risk to the development of the Cauchari-Olaroz Project and the Lithium Nevada Project.

To the Company’s knowledge, lithium carbonate has never been commercially produced from a smectite hectorite clay resource. While the Company has conducted extensive testing that has produced high quality lithium carbonate using known industry processes and equipment, the processes contemplated by

LAC for production of lithium at the Lithium Nevada Project have not yet been demonstrated at commercial scale and there is a risk that the Company will not be able to do so. With respect to the Cauchari-Olaroz Project, similar to solid rock deposits, production from brine-recovery projects may be less than in situ volume/grade-based estimates. In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from which brine does not readily flow. A possible analogy in solid rock deposits may be high grade zones for which recovery is not economically feasible due to surrounding lower grade materials, therefore actual production from brine-recovery projects may be less than in situ grades or quantities.

The Company may not be able to achieve and manage its expected growth.

The Cauchari-Olaroz Project is in a development stage, which will require a substantial increase in personnel and business operations. The transition of a mineral project to a development and operating stage, may place a strain on managerial, financial and human resources. The Company’s ability to succeed in these endeavours will depend on a number of factors, including the availability of working capital, existing and emerging competition and the ability to recruit and train additional qualified personnel.

There are political risks associated with the Company's foreign operations.

The Company’s properties are located in Argentina and the United States, exposing it to the laws governing the mining industry in those countries. Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Regardless of the economic viability of the Company’s interest in the Company’s properties, and despite being beyond the Company’s control, such political changes could have a substantive impact on the Company that may prevent or restrict mining of some or all of any deposits on the Company’s properties.

Risk Associated with an Emerging and Developing Market

The Company actively operates in Argentina, which is considered an emerging market. Emerging market investments generally pose a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. The Company’s operations in Argentina expose LAC to heightened risks relating to prevailing political and socioeconomic conditions which have historically included, but are not limited to: high rates of inflation; military repression; social and labour unrest; violent crime; civil disturbance; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction. As an example, in May 2012, the previous government of Argentina re-nationalized YPF, the country’s largest oil and gas company. There can be no assurance that the government of Argentina will not nationalize other businesses operating in the country, including the business of the Company.  The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

Argentinean regulators have broad authority to shut down and/or levy fines against operations that do not comply with regulations or standards. In addition to factors such as those listed above, the Company’s mineral exploration and potential future mining activities in Argentina may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange controls, export controls, taxes, royalties, environmental legislation and mine safety. Regardless of the economic viability of the Company’s interest in the Company’s properties, and despite being beyond the Company’s control, such factors may prevent or restrict mining of some or all of any deposits which the Company may find on the Company’s properties.

Government authorities in emerging market countries often have a high degree of discretion and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licences, sudden and unexpected tax audits, forced liquidation, criminal prosecutions and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects.

Companies operating in emerging markets are subject from time to time to the illegal activities of others, corruption or claims of illegal activities. Often in these markets the bribery of officials remains common, relative to developed markets. Social instability caused by criminal activity and corruption could increase support for renewed central authority, nationalism or violence and thus materially adversely affect the Company’s ability to conduct its business effectively. Such activities have not had a significant effect on the Company’s operations; however, there can be no assurance that they will not in the future, in which case they could restrict the Company’s operations, business, financial condition, results of operations and future prospects, and the value of the Company could be adversely affected by illegal activities by others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, fiscal, economic and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved in an investment in the Company and must decide for themselves whether, in the light of those risks, their investment is appropriate. Generally, investment in emerging and developing markets is suitable only for sophisticated investors who fully appreciate the significance of the risks involved.

The Company does not have any experience in putting a mining project into production.

The Company has never completed a mining development project. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure and the Company does not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history. In addition, the Company is and will continue to be subject to all the risks associated with establishing new mining operations, including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the costs of fuel, power, materials and supplies.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

Mineral development projects are subject to operational risks.

The Company’s operations are subject to all of the risks normally incidental to the exploration for, and the development and operation of, mineral properties. The Company has implemented comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its business. Nevertheless, mineral exploration and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities.

Changes in government regulations may affect the Company’s development of the Cauchari-Olaroz Project and the Lithium Nevada Project.

Changes to government laws and regulations may affect the development of the Cauchari-Olaroz Project and the Lithium Nevada Project. Such changes could include laws relating to taxation, royalties, the repatriation of profits, restrictions on production, export controls, environmental and ecological compliance, mine safety and numerous other aspects of the business.

Provincial governments of Argentina have considerable authority over exploration and mining in their province, and there are Argentinean provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. The Fraser Institutes’, Annual Survey of Mining Companies: 2017, demonstrates a significant improvement of the Province of Jujuy among mining jurisdictions on several of its measurement indices. LAC believes the current provincial government of Jujuy Province, where the Cauchari-Olaroz Project is situated, is supportive of the exploration and mining industry generally, and the project in particular, and the Company and JEMSE, the Jujuy government’s mining Company, have entered into a letter of intent whereby JEMSE will receive an 8.5% equity interest in Exar and is to pay for this interest from dividends from future profits from operations. Further evidence of this support occurred in June 2017, when senior executives from the Company, Exar and SQM attended a meeting in Buenos Aires with government officials from Argentina, including the President of Argentina, Mauricio Macri, and the Governor of the Province of Jujuy, Gerardo Morales. At this meeting, all parties reaffirmed their commitment to support the development of the Cauchari-Olaroz Project. Nevertheless, the political climate for mineral development can change quickly, and there is no assurance that such sentiment will be maintained.

Changes to environmental requirements could significantly increase the Company’s costs.

LAC must comply with stringent environmental regulation in carrying out work on the Cauchari-Olaroz Project and the Lithium Nevada Project. Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non‐compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulations and associated agency requirements could delay and/or increase the cost of exploration and development of the Cauchari-Olaroz Project and the Lithium Nevada Project.

The Company may not be insured against all risks involved in its business operations.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions and other environmental occurrences may occur. It is not always possible to fully insure against such risks and, even where such insurance is available, the Company may decide to not take out insurance against such risks. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company.

RheoMinerals’ business operations are subject to risks and hazards, such as fire and explosion. These risks and hazards may be caused by, among other things, the explosive suppression systems and technologies which will be used at the Fernley Facility to remove explosive gases. The Company maintains liability insurance in accordance with industry standards, however the nature of these types of risks is such that liabilities could exceed policy limits and the Company could incur significant costs that could have a material adverse effect on its business, results of operations and financial condition.

There is mineral tenure risk associated with the Lithium Nevada Project.

The Mining Act authorizes the Company to develop and mine the minerals on the claims that form the Lithium Nevada Project which are locatable under the Mining Act. The Mining Act does not explicitly authorize the owner of an unpatented mining claim to sell minerals that are leasable under the Leasing Act. Leasable minerals include potassium and sodium. The Interior Board of Land Appeals of the Department of the Interior has held that, under certain circumstances, the owner of an unpatented mining claim has the authority and right to process and sell minerals governed by the Leasing Act, particularly when they are by-products of the processing of minerals which are locatable under the Mining Act. This matter has not yet been definitively determined in respect of the Lithium Nevada Project.

The Company operates in a highly competitive mining industry.

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyse a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over LAC. The Company faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than LAC possesses.

The Company also plans to purchase certain supplies and retain the services of various companies in Argentina to meet its future business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Argentina or to obtain all of the necessary services or expertise in Argentina or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Argentina, the Company may need to seek and obtain those services from people located outside of Argentina, which will require work permits and compliance with applicable laws, and could result in delays and higher costs to the Company to conduct its operations in Argentina.

As a result of this competition, the Company may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms it considers acceptable.

There is market risk associated with the RheoMinerals Business.

The success of RheoMinerals will depend upon its current and proposed products meeting acceptable cost and performance criteria in the marketplace. There can be no assurances that the Company’s products will meet applicable price or performance objectives or that unanticipated technical, regulatory or other problems will not occur which would result in increased costs or material delays.  The use of RheoMinerals’ organoclay products also depends in large part on the state of deep well and directional drilling to access deposits of oil and gas. In the case of certain product applications, RheoMinerals’ products compete with a number of other materials, such as polymers and other competitors of organoclay. Improvements in the technology, production, pricing or acceptance of these competitive materials relative to RheoMinerals’ products, or other changes in the industries for these competitive materials, could have a material adverse effect on the Company’s business, results of operations and financial condition.

Mineral Resources and Mineral Reserves are only estimates.

The Mineral Resource and Mineral Reserves estimates included in this AIF are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified Mineral Reserves or Mineral Resources will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated Mineral Resources and Mineral Reserves described in this AIF should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

In addition, Inferred Mineral Resources are quoted in the Lithium Nevada TR. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and economic and legal feasibility. Accordingly, there is no assurance that Inferred Mineral Resources will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

The Company may face opposition to mining projects.

The Cauchari-Olaroz Project and the Lithium Nevada Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. In the event there is opposition to Cauchari-Olaroz Project and/or the Lithium Nevada Project, the Company’s development of such properties may be delayed or prevented, even if such development is found to be economically viable and legally permissible.

The Cauchari and Olaroz salt lakes are not subject to reservoir management rules.

There are no general unitization or reservoir management rules governing the salt lakes on which the Company’s Cauchari-Olaroz Project is situated or on any of the other salt lakes at which the Company holds mining or exploration permits. Unitization is the joint, coordinated operation of a reservoir by all the owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” results in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbour. As a result, the lack of unitization and reservoir management rules on the salt lakes on which the Company operates may materially adversely affect the Company’s operations and production. Exar and Sales de Jujuy S.A. (an Orocobre subsidiary) have entered into a Joint Operation Protocol for the Olaroz and Cauchari Salt Flats designed to coordinate their activities in the area, particularly in respect of the tenements adjacent to, and between those held by each company, in accordance to the current environmental permit that each company has been granted by the Province of Jujuy authority.

The aboriginal communities located on the Cauchari-Olaroz Project may not honour the current surface access agreements with Exar.

Exar has entered into seven agreements for surface access with the aboriginal communities located on the exploitation area of the Cauchari-Olaroz Project. Should any of the aboriginal communities decide not to honour such agreements, Exar would be required to enforce its statutory access rights under the provisions of the Argentine Mining Code; however this would be a disruptive and potentially costly process. To date, there are settled agreements covering construction and development of the Cauchari-Olaroz Project with all but two aboriginal communities. Exar is currently under advance negotiation with these two communities to finalize agreements covering development and operations. A failure to settle these agreements could disrupt the development timetable for the Cauchari-Olaroz Project. In addition, lack of surface access agreements with local communities could affect the renewal of the EIS.

Business risks

The Company has not yet achieved profitable operations and expects to incur further losses in the development of its business.

The Company’s ability to continue as a going concern is dependent upon the ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has reported net losses and comprehensive losses for the financial year ending December 31, 2017. The Company’s business does not currently operate on a self-sustaining basis and its ability to continue as a going concern is dependent on raising additional funds.

The Amended Credit Facility contains covenants which the Company could fail to meet.

The Amended Credit Facility contains financial, operating and reporting covenants, and compliance with those covenants may increase the Company's administrative, legal and financial costs, make some activities more difficult, time-consuming or costly and increase demand on the Company's system and resources.

While the Company has not yet drawn down on the Amended Credit Facility, it expects to do so soon. The failure of the Company to comply with restrictions and covenants under its indebtedness, which may be affected by events beyond the Company's control, could result in a default under such indebtedness, which could result in acceleration thereunder and the Company being required to repay amounts owing thereunder. If the Company's indebtedness is accelerated, the Company may not be able to repay its indebtedness or borrow sufficient funds to refinance it, and any such prepayment or refinancing could adversely affect the Company's financial condition. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to the Company.

If the Company is unable to repay amounts owing, the lenders under its indebtedness could proceed to realize upon the security, as applicable, granted to them to secure the indebtedness. The Amended Credit Facility is secured against collateral of the Company, a realization by the lenders thereunder of any or all of the security will have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and prospects and may result in a substantial reduction or elimination entirely of assets available for distribution to equity holders on a dissolution or wind-up of the Company.

The acceleration of the Company's indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross default or cross-acceleration provisions. Even if the Company is able to comply with all applicable covenants, restrictions on its ability to manage its business in its sole discretion could adversely affect its business by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that the Company believes may be beneficial to it.

Indebtedness owing under the Amended Credit Facility could have other significant consequences on the Company, including: (i) increasing the Company's vulnerability to general adverse economic and industry conditions; (ii) requiring the Company to dedicate a substantial portion of its expected cash flow from expected operations to making interest and principal payments on its indebtedness, reducing the availability of the Company's cash flow to fund capital expenditures, working capital and other general corporate purposes; (iii) limiting the Company's flexibility in planning for, or reacting to, changes in its business; (iv) placing the Company at a competitive disadvantage compared with its competitors that have less debt or greater financial resources; and (v) limiting, including pursuant to any financial and other restrictive covenants in such indebtedness, the Company's ability to, among other things, borrow additional funds or raise capital on commercially reasonable terms, if at all, enter into a reorganization, amalgamation, arrangement, merger or other similar transaction, make an investment in or otherwise acquire the property of another person, and materially amend or provide waivers or consents with respect to material contracts.

The Company will require additional funding, potentially diluting the holdings of existing shareholders or increasing financial risk through debt issuance.

The Company has limited financial resources and is subject to significant capital requirements associated with its projects. There is no assurance that the Company will be able to obtain sufficient financing in the future on terms acceptable to it. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.

A likely source of future financing is the sale of additional Common Shares, which would mean that each existing shareholder would own a smaller percentage of the Common Shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and capital payments. Also, the Company may issue or grant warrants or options in the future pursuant to which additional Common Shares may be issued. Exercise of such warrants or options will result in dilution of equity ownership to the Company’s existing shareholders.

The Company may also sell a further interest in the Cauchari-Olaroz Project, or all or a portion of the Lithium Nevada Project or an additional royalty therein, or may also sell an interest in RheoMinerals, any of which would mean that each existing shareholder would own a smaller percentage of the Cauchari-Olaroz Project, Lithium Nevada Project or RheoMinerals, respectively.

There is intellectual property risk associated with the Company.

The Company relies on the ability to protect its intellectual property rights and depend on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also no assurance that competitors of LAC will not be able to develop similar technology, processes or know how independently, that the Company’s trade secrets will not be revealed, that the claims allowed with respect to any current or future patents pending, or patents now held, will be broad enough to protect the Company’s intellectual property rights, or that foreign intellectual property laws will adequately protect such rights. Failure of any intellectual property rights to provide protection to the Company could result in its competitors offering similar products to RheoMinerals’ organophilic clay-based products or utilizing its lithium extraction process. Any adverse outcome that the Company may experience whilst attempting to obtain, maintain or enforce its intellectual property rights could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is dependent on the expertise of consultants.

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

The Company has no history of paying dividends.

LAC has not paid dividends on its Common Shares since incorporation and presently has no ability to generate earnings as its mineral properties are in the exploration stage. If the Lithium Nevada Project or the Cauchari-Olaroz Project are successfully developed, the Company anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors including the Company’s operating results, financial conditions and anticipated cash needs. For these reasons, LAC may never pay dividends.

The success of the Company is largely dependent on a few key individuals.

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Failure to retain key individuals or to attract, and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company has not purchased any “key-man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

The Company’s business is affected by fluctuations in currency exchange rates.

Business is transacted by the Company primarily in Canadian, U.S. and Argentinean currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. The Argentinean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction. The Company’s Lithium Nevada Project and its RheoMinerals business are located in Nevada, and most of the property related expenditures, exploration and development costs are denominated in U.S. dollars. The Company’s Cauchari-Olaroz Project is located in Argentina, where certain costs are denominated in the Argentinean peso and certain costs are denominated in U.S. dollars. Appreciation of U.S. or Argentinean currency compared to Canadian currency could make property expenditures more expensive for the Company. While the Company does not engage in foreign exchange hedging, it holds a significant portion of its cash balance in U.S. currency in order to meet its US currency obligations.

Conflicts of interest may arise for certain directors and officers of the Company.

Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company.

The Company’s share price is subject to market volatility.

The market price of a publicly traded stock, especially a resource issuer such as LAC, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. Therefore, investors could suffer significant losses if the Company’s Common Shares are depressed or illiquid when an investor seeks liquidity.

The Company may face cyber-security risks and threats

Threats to information technology systems associated with cyber-security risks and cyber incidents or attacks continue to grow. It is possible that the business, financial and other systems of the Company or the companies in which it has invested could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, and increased costs to prevent, respond to or mitigate cyber-security events.

The Cauchari-Olaroz Project

The scientific and technical information regarding the Cauchari-Olaroz Project is derived from the Cauchari TR. A copy of the Cauchari TR is available on the Company’s website at www.lithiumamericas.com and on our SEDAR profile at www.sedar.com

Property Description, Location and Access

The Cauchari and Olaroz Salars are located in the Department of Susques in the Province of Jujuy in northwestern Argentina, approximately 250 km northwest of San Salvador de Jujuy, the provincial capital. The nearest port is Antofagasta (Chile), located 530 km to the west. Access is via paved National Highways 9 and 52, which connect the site to San Salvador de Jujuy and Salta in Argentina. The midpoint between the Olaroz and Cauchari Salars is located on Highway 52, 55 km west of the Town of Susques. In addition, Highway 52 connects to Paso Jama, a national border crossing between Chile and Argentina, providing connection to Chilean Route 27 and granting convenient access to Antofagasta and Mejillones, likely embarkation ports for the product. Access is possible through a gravel road (Route 70) which skirts the west side of the salars, this road is approximately one km from the plant site.

LAC holds its interest in the Cauchari-Olaroz Project through a 50% interest in Exar, with SQM holding the other 50% interest. Exar acquired title to the project through direct staking or entering into exploration and exploitation contracts with third party property owners. The claims are contiguous and cover most of the Cauchari Salar and the eastern portion of the Olaroz Salar. The area that contains the Mineral Resource and Mineral Reserve estimate is covered by mining concessions which grants the holder a perpetual mining right, subject to the payment of a fee and an agreed upon investment in accordance with the Argentine Mining Code.

On March 28, 2016, Exar entered into a purchase option agreement (“Los Boros Option Agreement”) with Los Boros for the transfer of title to Exar of certain mining properties that comprised a portion of the Cauchari-Olaroz Project. Under the terms of the Los Boros Option Agreement, Exar paid US$100,000 upon signing and has a right to exercise the purchase option at any time within 30 months for the total consideration of US$12,000,000 to be paid in sixty quarterly instalments of US$200,000. The first installment becomes due upon occurrence of one of the following two conditions, whichever comes first: (i) the third year of the purchase option exercise date; or (ii) the beginning of commercial exploitation with a minimum production of 20,000 tonnes of LCE. As a security for the transfer of title for the mining properties under the Los Boros Option Agreement, Los Boros granted to Exar a mortgage for US$12,000,000.

If Exar exercises the purchase option, the following payments and royalties will have to be paid to Los Boros:

●	US$300,000 within 10 days of the commercial plant construction start date; and
●	a 3% net profit interest for 40 years, payable in pesos, annually within the 10 business days after each calendar year end.

Exar can cancel the first 20 years of net profit interest in exchange for a one-time payment of US$7,000,000 and the next 20 years for additional US$7,000,000.

In October 2012, Exar entered into a letter of intent with JEMSE, an entity controlled by the Province of Jujuy, whereby JEMSE has a right, subject to certain conditions, to acquire an 8.5% equity interest in the Cauchari-Olaroz Project in consideration for US$1.00 and providing management services as required to develop the project. These management services include liaisons with the national customs authorities, with the governing bodies of the Province of Jujuy and the municipality of Susques, with the authorities of Argentina’s Central Bank to facilitate the import and export of currency, and the sourcing of local service providers and other providers for project-related matters. This right becomes operative once financing is secured to develop the project and a definitive agreement is reached. If the conditions are met and it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project.  These funds will be loaned to JEMSE by the shareholders of Exar and will be repayable out of one third of the dividends to be received by JEMSE over future years from the project. The distribution of dividends to JEMSE and other shareholders in the project will only commence once all annual commitments related to the project’s debt have been met. BCP and Ganfeng completed a financing transaction in 2017 and the parties have commenced negotiations in respect of a definitive agreement.

JEMSE would be required to cover its pro rata share of financing requirements for the construction of the Cauchari-Olaroz Project. These funds would be loaned to JEMSE by the other shareholders of Exar and would be repayable out of one-third of the dividends to be received by JEMSE from Exar over future years of the Cauchari-Olaroz Project.

The surface rights of the area subject to exploitation are owned by local aboriginal communities. Exar signed contracts with each aboriginal community to have the right to explore the property and for surface use, water use, transit, and building ponds and facilities. Most of these contracts also cover development and mining operations by Exar. For those contracts in which development and mining are not specifically addressed, Exar is working with the relevant community to extend the coverage of the contract to those areas. LAC has also agreed to support local communities through a number of infrastructure and education programs.

History

Historically, Rio Tinto has mined borates on the western side of Cauchari, at Yacimiento de Borato El Porvenir. Grupo Minero Los Boros S.A. mines a few thousand TPA of ulexite on the east side of the Olaroz Salar. No other mining activity (including lithium production) has been recorded at the properties comprising the Cauchari-Olaroz Project. LAC acquired mining and exploration permits across the Cauchari and Olaroz Salars during 2009 and 2010 and initiated lithium exploration activities over these claims during 2009.

In 2012, LAC completed an initial Mineral Reserve estimate and mine plan (the “Initial Feasibility Study”). In the Initial Feasibility Study, LAC reported that the Cauchari-Olaroz Project has Proven

Mineral Reserves and Probable Mineral Reserves sufficient to operate at a production rate of up to 40,000 TPA of LCE and up to 80,000 TPA of potash for 40 years, which would include an initial five year ramp-up period. The Initial Feasibility Study included a Mineral Resource estimate for lithium, which remains current and is reported in “Mineral Resource and Reserve Estimates” below, as well as a Mineral Reserve estimate for lithium consisting of 197,000 tonnes of Proven Mineral Reserves of LCE and 2,517,000 tonnes of Probable Mineral Reserves of LCE. In the Initial Feasibility Study, LAC also reported a potassium Mineral Resource and Mineral Reserve. All Mineral Resource and Mineral Reserve estimates were dated as at July 11, 2012, and were expressed relative to a lithium grade cut-off of ≥ 354 mg/L, which was identified as a brine processing constraint.

Geological Setting, Mineralization and Deposit Types

Geology

There are two dominant structural features in the region of the Cauchari and Olaroz Salars: north-south trending high-angle normal faults and northwest-southeast trending lineaments. The high-angle north-south trending faults form narrow and deep horst-and-graben basins which are accumulation sites for numerous salars, including Olaroz and Cauchari. Basement rock in this area is composed of lower ordovician turbidites (shale and sandstone) intruded by late ordovician granitoids. It is exposed to the east, west and south of the two salars, and generally along the eastern boundary of the Puna Region.

The salars are in-filled with laminar deposits, dominated by the following five primary informal lithological units that have been identified in drill cores: (i) red silts with minor clay and sand; (ii) banded halite beds with clay, silt and minor sand; (iii) fine sands with minor silt and salt beds; (iv) massive halite and banded halite beds with minor sand; and (v) medium and fine sands.

Alluvial deposits intrude into these salar deposits to varying degrees, depending on location. The alluvium surfaces slope into the salar from outside the basin perimeter. Raised bedrock exposures occur outside the salar basin. The most extensive intrusion of alluvium into the basin is the Archibarca Fan, which partially separates the Olaroz and Cauchari Salars. Route 52 is constructed across this alluvial fan. In addition to this major fan, much of the perimeter zone of both salars exhibits encroachments of alluvial material associated with fans of varying sizes.

Mineralization

The brines from Cauchari are saturated in sodium chloride with total dissolved solids on the order of 27% (324 to 335 grams per litre) and an average density of about 1.215 grams per cubic centimetre. The other primary components of these brines include: potassium, lithium, magnesium, calcium, sulphate, bicarbonate, and boron as borates and free boric acid. Since the brine is saturated in NaCl, halite is expected to precipitate during evaporation. In addition, the Cauchari brine is predicted to initially precipitate ternadite as well as a wide range of secondary salts that could include: astrakanite, schoenite, leonite, kainite, carnalite, epsomite and bischofite.

Deposit Type

The Cauchari and Olaroz Salars are classified as “Silver Peak, Nevada” type terrigenous salars. Silver Peak, Nevada in the United States was the first lithium-bearing brine deposit in the world to be exploited. These deposits are characterized by restricted basins within deep structural depressions in-filled with sediments differentiated as inter-bedded units of clays, salt (halite), sands and gravels. In the Cauchari and Olaroz Salars, a lithium-bearing aquifer has developed during arid climatic periods. On the surface, the salars are presently covered by carbonate, borax, sulphate, clay and sodium chloride facies. Cauchari and Olaroz have relatively high sulphate contents and therefore both salars can be further classified as “sulphate type brine deposits”.

Exploration

Other than drilling, the exploration programs conducted on the Cauchari-Olaroz Project area included the following:

●	Seismic Geophysical Program – Seismic surveying was conducted to support delineation of basin geometry, mapping of basin-fill sequences and siting borehole locations.
●

Time Domain Electromagnetic (“TEM”) Survey – TEM surveying was conducted to attempt to define fresh water and brine interfaces within the salar. The TEM survey results indicate that the method can be used to determine resistivity contrasts within the salar.

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Vertical Electrical Sounding (“VES”) Survey – A VES survey was conducted to attempt to identify fresh water and brine interfaces, and extensive fresh water occurrences. The VES results enabled the differential of the five zones on the Archibarca Fan and salar perimeter locations. The VES results are also useful for general delineation of the fresh water/brine interface on the salar boundary.

●

Surface Water Sampling Program – An ongoing program is conducted to monitor the flow and chemistry of surface water entering the salars. Data acquired from this program supported the water balance calibration and numerical groundwater modelling.

●	Pumping Test Program – Pumping and monitoring wells were installed and pumping tests were conducted at five locations to estimate aquifer properties related to brine recovery and fresh water supply.
●

Boundary Investigation – This test pitting and borehole program was conducted to assess the configuration of the fresh water/brine interface at the salar surface and at depth, at selected locations on the salar perimeter. Data from this program were interpreted in conjunction with the VES survey and support the extension of the hydrostratigraphic model and the lithium grade interpolation to the outer boundaries of the salar and the evaluation of numerical model boundary conditions for lithium.

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Numerical Modelling – A detailed numerical evaluation of existing natural brine conditions and predicted responses to long term brine pumping was conducted to support the Mineral Reserve estimate on the property.

The above exploration initiatives along with several other programs such as surface sampling, a gravity survey, airlift testing program and the drill programs were used to support the Mineral Resource and Mineral Reserve estimates at the Cauchari-Olaroz Project as set out herein.

Drilling

Reverse Circulation (RC) Borehole Drilling

In September 2009 and August 2010, LAC conducted dual tube reverse circulation drilling to develop vertical profiles of brine chemistry at depth in the salars and to provide geological and hydrogeological data. The program included installation of 24 boreholes and collection of 1,487 field brine samples (and additional quality control samples). The sampled brines had a relatively low Mg/Li ratio, indicating that the brines would be amenable to a conventional lithium recovery process.

Diamond Drilling (DD) Borehole Program

Diamond drilling at the Cauchari-Olaroz Project was conducted between October 2009 and August 2010. This program was conducted to collect continuous cores for geotechnical testing and geological characterization. The program included 29 boreholes, some of which were completed as observation wells for future brine sampling and monitoring, and collection of 127 field brine samples (and additional quality control samples).

Sampling, Analysis and Data Verification

Sampling Method

During RC drilling, rock chips and brine were directed from the drill cyclone into a plastic bag, over a one meter interval. After the field measurements were taken, the brine sample was split into three, one-litre, clean plastic sample bottles. Two samples were mixed to form one sample, which was shipped to ASA. During diamond drilling PQ or HQ diameter cores were collected through a triple tube sampler. The cores were taken directly from the triple tube and placed in wooden core boxes for geologic logging, sample collection, and storage. Undisturbed samples were shipped to D.B. Stephens & Associates Laboratory in the United States for analysis of geotechnical parameters. Brine sampling was conducted in selected DD program borehole locations. A two-valve low-flow pump was used to extract brine samples from the subsurface. After analysis of field and filed laboratory parameters, brine samples were split into three, one-litre, clean, plastic sample bottles. Two samples were mixed to form one sample, which was shipped to ASA.

Security

Samples were taken daily from the drill sites and stored at the Susques field office of Exar. All brine samples were stored inside a locked office, and all drill cores were stored inside a locked warehouse adjacent to the office. Brine samples were picked up from the Susques field office by the analytical laboratory every Friday and transported to Mendoza in a laboratory truck. Solid samples were periodically driven to Jujuy which is approximately three hours from the site. In Jujuy, solid samples were delivered to a courier for immediate shipment to the appropriate analytical laboratory.

Assaying and analytical procedure

Brine samples were analyzed by ASA, a laboratory independent from the Company. For the first six RC boreholes, sulphate was assayed using the turbidimetric method, with checking of 20% of samples using the gravimetric method. Subsequent samples were analyzed using only the gravimetric method. The argentometric method was used for assaying chloride and volumetric analysis was used for carbonates. Laboratory measurements were conducted to total dissolved solids, density and pH. D.B. Stephens and Associates Laboratory carried out selected geotechnical analyses on undisturbed samples from the geologic cores. Specific gravity was conducted for four formation samples as well as the relative brine release capacity method which is used to predict the volume of solution that can readily be extracted from an unstressed geologic sample.

Quality Assurance and Quality Control

Brine samples were bottled directly from the pumping test weirs and assayed at ASA, with some confirmatory assays done at Acme Santiago and the University of Antofagasta. Exar ran a quality control program to monitor the quality of assays from ASA, which includes the insertion of a field blank, a field duplicate, and one of two remaining standards that appear to be relatively stable. These data were compiled by Exar staff and then sent to Smee and Associates Consulting Ltd. for confirmation of the accuracy and precision of the analysis.

Data verification

The QP’s responsible for the preparation of the Cauchari FS, conducted the following forms of data verification: visits to the Cauchari-Olaroz Project site and LAC corporate office; review of Exar sampling procedures, although it is noted that actual brine sampling was not viewed due to the nature of the geologic units encountered by the RC drill at the time of the site visits; inspection of original laboratory results forms for the Exar brine dataset; inspection of electronic copies of the Exar brine dataset and comparison with corresponding stratigraphic logs; review and inspection of Exar field and laboratory QA/QC results; review of publicly available information from an adjacent exploration property in Olaroz Salar; inspection of borehole logs; inspection of the Cauchari-Olaroz Project database; review of all data handling methods and procedures; inspection of original laboratory results forms for the Exar brine dataset and the Cauchari-Olaroz Project database. One brine sample was taken from PB-04 by the QP during a site visit in 2017 and analyzed at AGAT Laboratories in Mississauga, Ontario.

Mineral Processing and Metallurgical Testing

Exar conducted process testing in connection with the Initial Feasibility Study. Much of this testing was conducted at qualified laboratories and pilot facilities located at the Cauchari-Olaroz Project. In late 2010 and early 2011, Universidad de Antofagasta (Chile) determined the brine evaporation sequence. Tests conducted on a straight, CaO-treated, and CaCl2-treated brine led to the conclusion to treat brine with CaO to reduce Mg and sulfate levels.

Evaporation pan testing at the Salar de Cauchari pilot facility provided additional data utilized in mathematical and thermodynamic models. Optimization testing of the Mg-liming process in Exar’s laboratory enhanced the accuracy of lime consumption, solids settling rate and brine purity assumptions.

Boron solvent extraction bench testing performed on terminal brine from the evaporation ponds showed that the extraction process should be performed at pH 4 using hydrochloric acid, and re-extraction at basic pH using a solution of sodium hydroxide.

At the Salar de Cauchari pilot facility, an entire sequence of ponds simulated evaporation and liming at a larger scale. Optimum manganese and sulfate reduction performance was obtained from liming midway in the evaporation process with 10% excess lime. This proved to have the lowest brine entrapment and LiKSO4-related lithium losses.

In the LCE pilot plant, final polishing of manganese, calcium and sulfate was tested. LCE yields higher than 85% were obtained from purified brine. Carbonation temperature and reagent dose optimization testing was also performed.

Sylvinite flotation tests conducted at the Saskatchewan Research Counsel, Mining and Minerals division, established a process for the recovery of potash for commercial grade fertilizer.

Exar has completed pond layout and design. A contractor is mobilized at site and pond construction activities started in early February, which should allow Exar to start filling ponds commencing in the second half of 2018.

Mineral Resource and Reserve Estimates

A Mineral Resource and Mineral Reserve estimate for the Cauchari-Olaroz Project is summarized in the tables below for LCE. Both Mineral Resources and Mineral Reserves are reported on a 100% project equity basis. LAC no longer reports a potassium Mineral Resource on the project.

Mineral Resources

The Mineral Resource estimate below is expressed relative to a lithium grade cut-off of 354 mg/L, which was identified as a brine processing constraint by LAC engineers.

Measured and Indicated Mineral Resources (July 11, 2012)
Category	Average Lithium Grade (mg/L)	Brine (m3)	Lithium Metal	LCE (tonnes)
Measured	630	9.1 x 10[8]	576,000	3,039,000
Indicated	570	2.9 x 10[9]	1,650,000	8,713,000
Total	585	3.8 x 10[9]	2,226,000	11,752,000

Notes:

(1)	Mineral Resources have a cut-off grade of 354 mg/L of lithium.
(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted to Mineral Reserves.
(3)	LCE is calculated based the following conversion factor: mass of LCE = 5.323 x mass of lithium metal.
(4)	Mineral Resources have a cut-off grade of 354 mg/L of lithium.

Mineral Reserve

Montgomery & Associates Inc. was engaged to update the Mineral Reserves in brine for various areas within the Salar de Cauchari and Salar de Olaroz in accordance with the guidelines for lithium brines set forth by CIM. The Mineral Reserve estimate was based on numerical model simulations that demonstrated a sustainable maximum production rate of over 25,000 TPA of LCE for 40 years. The Proven Mineral Reserves include brines sourced entirely within the project’s property boundaries, while 99.9% of the Probable Mineral Reserves are sourced within the project boundary. Simulated well field pumping was constrained by restricting drawdown to a maximum of 100 m at any given production well. A minimum cut-off value was not required in the Mineral Reserve estimate because average lithium concentrations after 40 years of simulated pumping decreased marginally from 713 mg/L to 695 mg/L, which is significantly above economic mineral cut-off criteria. Mineral Reserves are inclusive of reported Mineral Resources.

Proven and Probable Mineral Reserves (March 5, 2017)
Category	Time Period	Average Lithium Grade	Brine (m3)	Lithium Metal (tonnes)	LCE (tonnes)
Proven	1 - 5	712	4.9 x 10[7]	35,159	187,000
Probable	6 - 40	695	3.5 x 10[8]	246,474	1,312,000
Total	40	698	4.0 x 10[8]	281,633	1,499,000

Notes:

(1)	Ratios of lithium to other metals include: K:Li of 8.2, Mg:Li of 2.4, B:Li of 1.6, SO4:Li of 28.5.
(2)	LCE is calculated based the following conversion factor: mass of LCE = 5.323 x mass of lithium metal.
(3)	The conversion is direct and does not account for estimated processing losses.
(4)	The values in the columns on “Lithium Metal” and “LCE” above are expressed as total contained metals.

The Mineral Resources reported above are inclusive of the Mineral Reserves, and not in addition to the Mineral Reserves. The Mineral Reserves of lithium described above occur in subsurface brine. The brine is contained within the pore space of salar deposits that have accumulated in a structural basin. A numerical groundwater model was developed for the central area of the basin, to support the Mineral Reserve estimate. The model simulates long term brine recovery and is based on a rigorous assembly of groundwater flow and solute transport parameters.

Overview of Mining and Production Operations

The mine plan outlined in the Cauchari TR is based on using a conventional, commercially-proven brine processing technology to produce high quality battery-grade lithium carbonate that can be used directly by battery material producers in manufacturing cathode and electrolyte for lithium-ion batteries.

The production process involves two distinct steps and is generally consistent with other established brine operations. The first step uses a solar evaporation process to concentrate lithium in the brine and precipitate competing salts in large-scale ponds. The ponds at Cauchari-Olaroz are based on SQM’s pond design criteria used in their existing Atacama operation and involve the use of shallow ponds where the precipitated salt is annually harvested from the flat pond base. The second step uses the processing facilities that transform the concentrated lithium brine into battery-grade lithium carbonate while ensuring the removal of impurities from the end-product.

The Cauchari TR sets out a production operation consisting of 25,000 TPA of battery-grade lithium carbonate for a project life of 40 years with production starting in 2020.

Mineral Extraction

In the Cauchari TR, it is contemplated that brine will be extracted from 38 production wells situated across the reserve area. A pumping rate of at least 259 m3 per day is estimated from all wells. Drawdown of the brine will amount to 100 m or less at all production wells, based on the current extraction plan. The brine extracted from the salar wells is subjected to solar evaporation in pre-concentration ponds, allowing the removal of sulphates and other unwanted salts. Next, lime is added to remove magnesium and most of the sulphates and after another concentration stage at the corresponding ponds, the concentrated lithium-rich brine is fed to the lithium carbonate plant.

Per the Cauchari TR, the pond system consists of 29 evaporation ponds segregated into the following types: (i) 18 pre-concentration ponds; (ii) 6 ponds used as Halite ponds; (iii) 2 ponds used as Sylvinite ponds; (iv) 1 pond used as a precipitates pond; and (v) 2 ponds used for lithium control. An evaporation rate of 2.52 mm per day (920 mm/year) was used as criterion to design the pond system. This rate corresponds to measured evaporation at the site where the ponds will be located. The pond orientation and placement were based on predominant wind patterns observed in the area.

Assuming the above-mentioned evaporation rate, the total evaporation area required for the production of 25,000 TPA of lithium carbonate is 1,100 ha. The ponds will be lined with a polymer-based material laid over a protective geosynthetic material and engineered granular bedding. The configuration of the ponds will include provision for uninterrupted production during salt harvesting and maintenance work. Brine will be transferred between the successive evaporation ponds using self-priming pumps.

The ponds have been designed for the efficient annual removal of salt deposits formed at the bottom of the ponds. Salt removal will be conducted using typical earthmoving machinery, such as bulldozers, front end loaders and dump trucks.

Along with lithium, the pumped brine is projected to contain significant quantities of potassium magnesium, sulfate and boron. These constituents will be removed from the brine during the extraction and evaporation process to enable effective retrieval of the lithium.

Processing and Recovery Operations

Exar and its consultants subjected the brine chemistry of the deposits to a process simulation, using physicochemical properties estimation methods and process simulation techniques for phase equilibrium of solids in electrolytes (brine), specially prepared for this project. This work has been supported by the results of laboratory evaporation test work and test work at both the pilot plant and the pilot ponds.

The process route simulated for the production of lithium carbonate from Cauchari brines is outlined in a flowsheet in the Cauchari TR. Primary process inputs include water, lime, soda ash, HCl, NaOH, steam, and natural gas. The evaporation ponds produce salt tailings composed of Na, Mg, Ca, K, and borate salts. The brine concentrate from the terminal evaporation pond is further processed, through a series of polishing and impurity removal steps. Soda ash is then added with the purified brine concentrate to produce a lithium carbonate precipitate, that is dried, compacted/micronized  and packaged for shipping.

The Cauchari TR includes an operating assumption that 28 wells will be constructed and tested prior to initiation of operations, which is sufficient to allow Exar to meet production goals. Storage ponds and the recovery plant were also assumed to be fully operational at the start of the production. As a result, ramp up of pumping was not necessary and pumping at rates needed to achieve production goals was initiated at the start of production.

Operating criteria for the lithium carbonate plant is presented in the table below:

LITHIUM CARBONATE PLANT OPERATING CRITERIA
Description	Unit	Value
Lithium carbonate production	TPA	25,000
Annual operation days	days	330
Annual operation hours	hours	7,700
Availability	%	90.4
Utilization (22 hours/day)%		97.2
Plant Overall Efficiency	%	71

Infrastructure, Permitting and Compliance Activities

Site Infrastructure and Support Systems

Natural gas will be obtained from the Rosario gas compression station, which is on the Gas Atacama pipeline, 52 km north of the project site. This pipeline is expected to be capable of supplying natural gas at capacities that are sufficient for a 25,000 TPA LCE facility, and beyond.

In the Cauchari TR, it is assumed that electricity will be provided by a new 138 kV transmission line that will interconnect with an existing 345 kV transmission line located approximately 60 km south of the Cauchari-Olaroz Project. The interconnection will require construction of a sub-station with a voltage transformer (345/138 kV) and associated switchgear. Another substation at the Cauchari-Olaroz Project site will consist of a voltage transformer (132/23 kV) and electrical room with associated switchgear and auxiliary equipment for a 23 kV local distribution system.

The 23 kV local electrical distribution system will provide power to the plant, camp, PDA brine homogenizing pools/lime pumps, wells and ponds. In general, all distribution is aerial unless there are major restrictions, in which case underground distribution is adopted. The estimated load for the Cauchari-Olaroz Project is approximately 53,700 MWh/y or 8 MW/h. The Company is investigating an alternate plan in which Exar would install a power plant at site that would generate power through a combination of gas and solar energy.

The construction and permanent camps will be located approximately 300 m north of National Highway 52. The permanent camp is modelled as a full habitation and administrative complex to support all workforce activities, with a capacity for approximately 300 people. The permanent camp covers a footprint of 15,000 m2 of buildings and 35,700 m2 of external facilities.

Exar will need to allocate land to host waste salt deposits, which are expected to reach up to 10 m in height and cover 390 ha over a 40 year mine life. These deposits are inert, with sodium chloride and sulphate making up approximately 87% of the material, and do not introduce foreign compounds to the environment. Exar will also need to establish an evaporation pond for the plant’s industrial liquid waste, and a 20 ha area is allocated for this purpose.

The Cauchari TR also includes a description of additional infrastructure to address other essential support facilities, including fuel storage, security, access roads and water supply.

Mining and Environmental Permits

Argentina has a provincial system to manage natural resources. Therefore, the Province of Jujuy has the responsibility of providing social and environmental permits, through the Provincial Department of Mines and Energy under the Secretariat of Mining and Hydrocarbons. Other entities involved in the permitting process are Jujuy’s Provincial Department of Water Resources, the Department of Environmental Management, which has supervisory authority for environmental and natural resources and the Secretariat of Tourism and Culture, which regulates operating permits in areas of potential archaeological and paleontological interest. The Cauchari-Olaroz Salar is a Protected Area for Multiple Use (Law No. 3820/81), which allows mining activities, but has a specifically designed control system that aims to protect the local vicuña population.

Exar has completed numerous environmental studies to support the establishment of Cauchari-Olaroz’s environmental baseline. This evaluation was performed for each stage of the project: construction, operation and closure. An Environmental Impacts Report for the exploitation phase was originally presented in connection with the mine plan under the Initial Feasibility Study, and was later modified to accommodate the current mine plan.

The update to the Environmental Impacts Report for Exploitation for the Cauchari-Olaroz Project based on a 25,000 TPA rate of production and in the manner contemplated in the Cauchari TR, was approved by the relevant provincial regulatory authorities in the latter half of 2017. Exar has also received approval for the construction of the Cauchari-Olaroz Project from the agency in Jujuy tasked with assessing the impact and benefits to the province of any proposed lithium project.

Operating Costs

The operating and capital cost estimates have been reviewed and confirmed by Andeburg Consulting Services Inc. The Cauchari-Olaroz Project cost estimates are based on an exchange rate of 16:1 Argentine pesos to the U.S. dollar. The average operating costs were calculated for a facility with production of 25,000 TPA of battery-grade lithium carbonate. Additional work through engineering refinements and contract negotiation will continue in an effort to reduce the operating expenditures.

Operating Costs
Category	Operating Cost (US$/t Lithium Carbonate)	% of Total
Reagents	$991	40%
Pond Harvesting & Tailing Management	$345	14%
Maintenance	$210	8%
Electric Power	$187	7%
Labour	$166	7%
Product Transportation	$135	5%
Catering, Security & Third Party Services	$97	4%
Natural Gas	$85	3%
G & A	$76	3%
Diesel	$69	3%
Consumables	$51	2%
Water Treatment System	$38	2%
Bus-In / Bus-Out Transportation	$35	1%
E & C	$10	<1%
Total Operating Costs	$2,495	100%

Capital Costs

The construction capital cost estimates are based on current Argentine costs for labor and materials. The Cauchari TR construction capital cost is estimated at US$425 million inclusive of a 15% contingency. Construction and commissioning will take approximately two years. Detailed capital cost estimates are presented in the table below and are exclusive of VAT and working capital. During construction, VAT and working capital are expected to total US$51.1 million and US$12.5 million, respectively. The VAT is refundable with an average repayment period of 2 years.

Capital Costs
Category	Capital Costs (US$ millions)
Direct Costs
Evaporation ponds	$129
Lithium carbonate plant	$121
On site infrastructure	$26
Offsite infrastructure	$41
Brine extraction wells and piping	$15
Total Direct Cost	$333
Total Indirect Cost	$37
Contingency (15%)	$55
Total Capital Costs	$425

The sustaining capital requirement is estimated at an average of US$4.7 million per year (approximately US$190/tonne of lithium carbonate produced). LAC will be responsible for contributing 50% of capital expenditures for development of the project, amounting to approximately US$212.5 million.

Project Economics

The financial results are derived from inputs based on an annual production schedule included in the Cauchari TR and reported on a 100% equity project basis. The engineering and construction period is estimated at two years, while the life of mine is estimated to be 40 years. Pricing assumptions were obtained from a market study, supported by the off-take entitlements arising in favour of Ganfeng and BCP. Production of LCE is estimated at 25,000 TPA, commencing in the third year of operations assuming a ramp up rate of 24% for the first year of operations and 56% for the second year of operations. The exchange rate assumed is AR$15.9/US$.

In addition to capital and operating cost expenses as set forth above, project economics are based on additional expenses and cash flow items including: Argentinean transaction tax, Jujuy and private royalties, licenses and permits, export retentions and refunds, easement rights, equipment depreciation, sustaining capital, exploration expenses amortization and remediation allowances.

Production schedule

The production model outlines lithium carbonate production totalling 1,499,130 tonnes over the 40 year project term. Overall efficiency of brine processing to produce lithium carbonate is reported to be 71%. The net amount of lithium carbonate produced was computed by multiplying the lithium carbonate extracted from the well field by 71%. The resulting values were then summed for each production year to determine the predicted annual lithium carbonate production. The predicted average annual production rate over the 40-year period is 26,609 TPA.

In the production model, it is assumed that there is no revenue for the first two years of operation, with revenue growing to US$72,000,000 in year 3, US$168,000,000 in year 4 and US$300,000,000 in each year thereafter until the end of the 40 year production period, in reliance on the base case assumptions.

NPV and IRR

After tax NPV in reliance on base case assumptions and a 10% discount rate amounts to US$803,000,000, while internal rate of return (“IRR”) is 28.4%. Set forth below is a table that illustrates sensitivity of project economics based on lithium carbonate pricing and discount rates.

After-Tax NPV and IRR Sensitivity Analysis
Discount Rate (%)	Low Case NPV US$10,000/t Lithium carbonate (US$ millions)	Base Case NPV US$12,000/t Lithium carbonate (US$ millions)	High Case NPV US$14,000/t Lithium carbonate (US$ millions)
6%	$1,204	$1,609	2,015
8%	$807	$1,113	1,420

10%	$564	$803	1,042
IRR (%)	23.5%	28.4%	33%

Cash Flow and Earnings

Net cash flow is negative in the first three years of operation, but thereafter increases sharply to approximately US$127,238,000 after taxes in year four. Thereafter, net cash flow (undiscounted) after taxes amounts to approximately US$155,000,000 in reliance on the base case assumptions. The estimated pay-back period is three years and four months before tax, and three years and five months after tax, in reliance on base case assumptions.

Set forth below is a sensitivity analysis of EBITDA over the life of the project based on lithium carbonate pricing, and otherwise in reliance on base case assumptions.

EBITDA Sensitivity Analysis
Lithium Carbonate Price (US$ 000’s)	Average Annual EBITDA(1) (US$ millions)
$6	$86
$8	$135
$10	$184
$12	$233
$14	$282
$16	$331

Note:

(1)

EBITDA, earnings before interest, taxes, depreciation and amortization, is a non-IFRS financial measure which is used in the Cauchari TR to indicate the impact that changes in lithium carbonate prices would have on the cash flow of the Cauchari-Olaroz Project based on certain assumptions. The Cauchari TR does not present a corresponding sensitivity analysis based on an IFRS measure, or identify the amounts of the adjustments that would have to be made to EBITDA to reconcile it to an IFRS measure. Accordingly, a reconciliation of EBITDA to the most closely comparable IFRS measure is not available without unreasonable efforts. The future IFRS financial results for the Cauchari-Olaroz Project may vary significantly from the EBITDA amounts presented in this sensitivity analysis.

Exploration and Development

Exar commenced an exploration program on the Cauchari-Olaroz Project in the fall of 2017. Exar is focusing on three areas, with 14 drilling platforms in operation, and is drilling a total of nine production wells, as well as a number of shallow, medium and high depth observation wells. At this time, these wells are in varying states of execution or completed. Two drilling companies are mobilized and working at site.

LAC and SQM continue to refine development parameters and design of the 25,000 TPA development plan to increase efficiency of operations and reduce costs compared to that set forth in the Cauchari TR. They are also continuing to investigate a development plan for a potential increase in production on the Cauchari-Olaroz Project to 50,000 TPA of lithium carbonate.

The Lithium Nevada Project

Recent Developments

As set forth above under the heading “Description of the Business – Overview of Mineral Projects – The Lithium Nevada Project”, LAC commenced a program in 2017 to assess the mine development potential of the Stage 1 Lens, or “Zone 1” area of the Lithium Nevada Project, which hosts the primary Mineral Resource estimate on the project. LAC has engaged Advisian WorleyParsons Group to prepare a PFS for a lithium mining and production operation, has assembled an experienced management and technical team for the project, is conducting process testing and related analysis in support of the PFS and is conducting a drilling program with an objective of expanding the Mineral Resource and increasing confidence levels. LAC has targeted the end of the second quarter of 2018 for completion of the PFS.

***

The scientific and technical information set out below is derived from the Lithium Nevada TR.  A copy of the Lithium Nevada TR is available on the Company’s website at www.lithiumamericas.com and SEDAR at www.sedar.com.

Property Description and Location

The Lithium Nevada Project comprises an area of approximately 15,233 ha within Humboldt County, Nevada, that is approximately 100 km north-northwest of Winnemucca and 33 km west-northwest of Orovada, Nevada. Situated in a remote section of northern Nevada, the Lithium Nevada Project consists primarily of sparsely populated ranch land within, and surrounded by, BLM lands on the northwest, western and southern sections of the McDermitt caldera. LAC holds the unpatented mining claims indirectly through Lithium Nevada and KV.

In connection with the Royalty Purchase Agreement, as amended by the Royalty Amending Agreement, Orion holds a royalty on all production from the prospective mine, which entitles them to receive an 8% gross revenue royalty payable until royalties in an amount equal to the aggregate purchase price of US$22 million have been paid, after which time the royalty will decrease to 4.0%, subject to the Company’s right to reduce the royalty rate to 1.75% at anytime on payment to Orion of US$22 million.

Additional royalties exist over: (i) the U 17-20 Claims, consisting of a net smelter return royalty of 1.5% on production from the U 17-20 Claims, that provides for an advance payment of US$1,785 annually; and (ii) the U 21-22, 24, 44, Uravada 23, 25-30, 46-56 (even), and 61-69, consisting of a net smelter return royalty of 3.0% that provides for an advance payment of US$50,000 annually, in each case advanced payments will be credited against royalty payments otherwise payable. These claims do not cover the Stage 1 Lens or Stage 2 Lens, and are not the focus of the Company’s current activities.

The Company holds a current exploration permit in good standing, and has done so in each year since 2006, and also holds all necessary federal and state permits and approvals to conduct exploration activities at the Stage 1 Lens.

A PoO was submitted to the BLM in May 2008 for an extensive drilling and trenching exploration program to further delineate the Mineral Resources of the Stage 1 Lens. That action included preparation of an environmental assessment. A revision to the PoO was filed in November 2009 and approved in January 2010.

The BLM and Nevada authorities approved a PoO and EIS, and granted authorization for the Company to develop and extract lithium bearing clay from a 110-acre area of the Stage 1 Lens.

No environmental liabilities are known to exist at the Lithium Nevada Project, other than an accrued decommissioning obligation of approximately US$249,000.

Summary of Mineral Title Regime

The underlying title to the Lithium Nevada Project is held through a series of claims. LAC holds its interests in the claims indirectly through wholly-owned subsidiaries. A mining claim provides the holder with the rights to all locatable minerals on the relevant property, which includes lithium; however, this interest remains subject to the paramount title of the federal government who maintains fee simple title on the land.

The holder of a claim maintains an entitlement to the claim, provided it meets the obligations for claims as required by the Mining Act.  At this time, the principal obligation imposed on the holders of claims is to pay an annual fee, which represents payment in lieu of assessment work required under the Mining Act. The annual fee of US$155.00 per claim is payable to the BLM in addition to a fee of US$12.00 per claim paid to the county recorder of the relevant county in Nevada where the claim is located. Claim holders record annually an affidavit of payment of the fees and notice of intent to hold.

A claim does not, on its own, give the holder the right to extract and sell locatable minerals, as there are numerous other regulatory approvals and permits required as part of this process. In Nevada, such approvals and permits include approval of a plan of operations by the BLM and environmental approvals. The Mining Act also does not explicitly authorize the owner of claim to sell minerals that are leasable under the Leasing Act, which includes potassium and sodium. The BLM is vested with discretion in the management of the right to sell minerals governed by the Leasing Act, particularly where they represent a potential by-product to an economically viable mineral deposit governed by the Mining Act. LAC has initiated discussions with BLM to determine what, if any, contractual or regulatory approvals will be required to sell upgraded potassium sulfate and sodium sulfate as by-products to lithium production and to confirm LAC’s priority to such approvals, but the matter has not been determined.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Lithium Nevada Project is via a paved highway running approximately 70 km north from Winnemucca to Orovada and then heading west-northwest for 33 km on a paved highway toward Thacker Pass to the project area. On-site access is via numerous gravel and dirt roads. Roads are all season and in generally good repair, but may be closed for short periods due to extreme weather in the winter. The nearest railroad access is in Winnemucca. Elko, 264 km east of Winnemucca, and Reno, 264 km southwest of Winnemucca (both on U.S. Highway 80), offer commercial air service.

Northern Nevada has a high desert climate with cold winters (average minimum -3°C in January) and hot summers (up to 35-40°C). Snow is expected from October to May, although it typically melts quickly. Nearby mining operations operate continuously throughout the winter. Elevations in the Stage 1 Lens area are 1,434 m to 1,624 m and in the Stage 2 Lens are 1,524 m to 2,150 m. Vegetation consists of sagebrush and grasslands at all elevations

Due to the large-scale gold mining industry in the Winnemucca area, local resources include all of the amenities required for large-scale mining. There are several gold and copper mines in the area, providing an experienced work force and adequate support for mining operations. Most of the workers for any future mining operations would likely need to be sourced in Winnemucca because of the sparse population in the project area.

There is currently a 115 kilovolt power line that passes through the project area. Water is available in the region and water rights have been obtained and can be sourced from the adjacent Quinn River Valley which is in the same watershed basin as the project site. An independent groundwater study has been completed by Schlumberger Water Services. There is sufficient space within the project area to accommodate the processing plant and mine support facilities, overburden placement site, anticipated dry tailings storage facility, the limited wet tailings storage facility, water diversions and containments.

History

The claims constituting the Lithium Nevada Project were previously held by Chevron, which began exploration for uranium in the McDermitt caldera area in 1975. Early in Chevron’s program the USGS alerted Chevron to the presence of anomalous concentrations of lithium associated with the caldera. Chevron’s activities continued into 1978 and 1979 with a drilling program that evaluated the thickness of the clays, obtained samples of the clay for engineering analysis, and further investigated the lithium resource potential. From 1980 to 1987, Chevron continued to drill holes on lithium targets and conducted extensive metallurgical testing of the hectorite deposits to determine amenability of the deposits to extraction of lithium.

Chevron leased many of the claims that comprise the Lithium Nevada Project to J.M. Huber Corporation in 1986. In 1991, Chevron sold its interest in the claims to Cyprus. In 1992, J.M. Huber Corporation terminated the lease and it appears that Cyprus allowed the claims to lapse and provided much of the exploration data to Jim LaBret, one of the claim owners from which they had leased claims.

WEDC leased Mr. LaBret’s claims in 2005, at which time he provided WEDC access to the Chevron data and to core and other samples that were available. WEDC also staked 1,643 federal lode claims covering the area that was prospective for lithium, but subsequently dropped 320 of them. WEDC then compiled the Chevron exploration data and commenced preliminary marketing studies.

On December 20, 2007, Lithium Nevada entered into a lease with WEDC. Lithium Nevada conducted a drill program on Stage 1 Lens from late 2007 to May 2008 and completed an initial Mineral Resource estimate on the property. This was followed by metallurgical testing and completion of a preliminary assessment on the Stage 1 Lens that was disclosed in January 2010.

On March 11, 2011, the Company acquired title to the royalties and titles constituting substantially all of the Lithium Nevada Project pursuant to a purchase and sale agreement with WEDC.

On December 14, 2011, the Company announced the results of the 2012 PFS for the mining of the Stage 1 Lens production of lithium carbonate. Two scenarios were evaluated: a start-up scenario based on mining and processing ore at a design throughput rate of 2,100 tonnes per day (13,000 TPA lithium carbonate), and a full production scenario to double production four years after start-up (26,000 TPA lithium carbonate).

In 2016, the Company completed a pilot plant program at its demonstration plant in Germany. This work has increased the Company’s understanding of the processing and engineering requirements for the production of lithium products from the Lithium Nevada Project. Considering the recent results, the Company has determined that additional specific engineering work will be required to optimize the front end of the process to produce lithium hydroxide monohydrate on a commercial scale. In addition, the Company has become aware of recent technological advancements in producing lithium compounds from brines, and believes these innovative and sustainable technologies warrant further review for potential incorporation into the Nevada processing plant design. As a result of these additional reviews, the Company determined that its pre-feasibility study completed in March 2012 was no longer current, and on June 22, 2016, the Company completed the Lithium Nevada TR disclosing only Mineral Resource estimates on the property.

Geological Setting

The Lithium Nevada Project is located in the McDermitt caldera, a well-preserved Miocene collapse structure in north-western Nevada and southern Oregon. Because of the good exposures and preservation of the caldera complex, the area has been the focus of significant research activity over several decades by the USGS.

Volcanic activity began approximately 27 million years ago with eruption of interlayered basaltic, andesitic, and dacitic flows and tuffs. The volcanic units were deposited on a basement of Cretaceous granitic rocks with significant topographical relief. Explosive rhyolitic volcanism began approximately 18.7 million years ago and resulted in formation of a number of extensive ignimbrites (ash flow tuffs) and resultant nested calderas. The rhyolites of the McDermitt caldera are anomalous in lithium and mercury and slightly anomalous in uranium when compared to average rhyolite. Lithium reaches 300 ppm in both ignimbrites and glassy tuffs, approximately six times greater than average rhyolite. Volcanic activity concluded by resurgence of the central part of the caldera, intrusion of rhyolite into the ring fracture zones around the caldera, and formation of a “moat” between the topographic wall of the caldera and resurgent dome in the center of the caldera. This moat then filled with volcaniclastic sedimentary rocks in a lacustrine environment. Hydrothermal alteration of the volcaniclastic sedimentary rocks or other processes produced hectorite and possibly other lithium-bearing minerals within the moat-filling sediments.

Chemical analysis of the unit showed that it is peralkaline rhyolite. Between 18 and 15.8 million years ago, four additional large-volume ignimbrites formed by eruptions. Most were peralkaline rhyolites with a total thickness of approximately 560 m. Each of these ignimbrite eruptions caused caldera collapse which formed a complex of nested calderas. The best-preserved caldera is in the extreme southern part of the complex and is informally known as the Calavera caldera which is nearly circular and approximately 18 km across.

Within the local geology are the five clay-based lenses that form the Lithium Nevada Project. The important rock type is a lithium-rich claystone that may be the product of intense hydrothermal alteration of volcaniclastic rocks or the product of clay formation in the bottom of an alkaline lake. The general continuity and geometry of the deposits has been defined by drilling in all five areas on about 500 m centers. Drilling at the Stage 1 Lens has confirmed continuity of the mineralization to as close as 60 m.

The Stage 1 Lens is the southernmost and smallest of the mineralized lenses in the area. The lens is composed of an approximately 3 to 5 m thick layer of alluvium underlain by lithium enriched interbedded claystones, ash-rich clays and ash layers up to 60 to 90 m thick in the northwest and southwest ends of the project area. These claystone-ash layers thin in the middle of the proposed pit coinciding with faulting and a predominance of brown-black basalts. Shallow interbedded basalts occur in the northwest end of the pit and are found deeper in the southeast end. The lithium-rich beds with higher lithium concentrations (>4,000 ppm) are generally found deeper in the deposit (below 30 m). The base deposit varies across the project area averaging between 68 to 90 m and is marked by an obvious transition to an oxidized silicified claystone and ash layer.

The Stage 2 Lens mineralized beds are comprised mainly of a dark green claystone, at times intercalated with arkose beds and, in the North-East region of the modelled area, a conglomerate body. Lithium-rich beds are generally 10 to 60 m thick in most areas. LAC’s drilling shows that the average thickness of lithium mineralization is thicker than that indicated by Chevron data, because, as was the case in the Stage 1 Lens, some of the Chevron holes stopped in mineralization.

Lithium Mineralization

The primary minerals of interest are lithium-rich smectite and illite clays. The lithium grade in the clays show a correlation with depth, typically peaking in grade between 45 and 65 m depth. The depth and grade also correlates well with the gradual transformation of clays from smectite to illite facies. This clay transformation process is a result of hydrothermal alteration of the deposit. Other elements, such as potassium, rubidium and fluorine have statistical correlations with the lithium grade. Mineralogically, clays associated with analcime-potassium feldspar contains the highest concentrations of lithium. In the McDermitt caldera, an analcime-potassium feldspar zone occurs along the western edge. Here clay beds are 30 or more m thick and contain as much as 0.65% lithium. This area hosts the Lithium Nevada Project. The multiple lithium-bearing clay beds in this area are reasonably well indurated and uniformly light to dark green. The Stage 1 Lens is the southernmost lens, in the area of interest.

Exploration drilling by the Company in the Stage 1 Lens has resulted in identifying clay-rich sequences with lithium concentrations exceeding those in previous studies. The overall weighted average concentration for clays and clay/ashes is roughly 0.25% in the project area. However, if only clay, clay/ash and ash intervals exhibiting 0.4% or more are considered, then the average concentration is between 0.5% and 0.6% for clay intervals and 0.4% and 0.5% for ash and clay/ash intervals.

At the Stage 2 Lens, mineralization is continuous over significant areas and appears to be thicker than other areas based on recent drilling, with most of the modeled area hosting 50 m or more of lithium mineralization above 1,000 ppm. The average grade for intercepts greater than 1,000 ppm is about 2,565 ppm with maximum grades in excess of 4,000 ppm lithium. Three to seven m of alluvium cover much of the deposit.

Exploration

Exploration on the Lithium Nevada Project has focused on geological mapping to delineate the limits of the moat volcanoclastic sedimentary rocks and drilling to determine the grade and location of mineralization. Much of the area has been covered by airborne gamma ray spectrometry, but those data are not pertinent to exploration for lithium. Initial exploration in the region began with a focus on uranium, but switched primarily to lithium in the late 1980s when Chevron still controlled the mining interests. There is no record of other exploration in the project area.

Claim surveying was performed by third party consultants using theodolites and laser-source electronic distance meter to survey the claims. LAC used a Trimble differential GPS to survey collar locations.

In addition to drilling, the Company developed two test pits on the Stage 1 Lens in January 2010 to obtain large bulk samples for metallurgical test work. A total of 15 samples were collected for assay. Intervals were selected to make a composite which would approximate the ore body. These composites were shipped to the Outotec GmbH facility in Germany for test work.

The topographic surface of the project area was mapped by aerial photography at 0.35 m resolution in 2010 using third party consultants. This information was obtained by MXS, Inc. for LAC. The flyover resolution was 0.35 m. Ground control and field surveys of drill hole collars, spot-heights and ground-truthing were obtained using Trimble equipment.

In August 2013, the Company announced that it had completed the excavation of a bulk sampling site to produce and test RheoMinerals’ organoclay products at its Fernley Facility. The target clay lens was encountered, as expected, at a depth of approximately three m below an alluvial surface layer comprised primarily of silt, sand and gravel. The clay lens measured approximately two to three m in thickness and was continuous across the approximate 25 by 30 m area of excavation. The viscosity gel results

(overnight Fann test) indicated good gelling characteristics in order to meet American Petroleum Institute guidelines. The clay was of high purity and amenable to producing an organoclay using a dry processing method.

Drilling

LAC drilled 51 core holes on the project area between 2007 and 2009 to expand on Chevron’s drilling work. These holes were drilled with the primary aim of defining lithium occurrences in and the geology of the deposit. LAC drilled 37 core holes for assay and lithologic information and five RC holes to compare drilling techniques. The RC method produced biased assay results in the Stage 2 Lens area so the method was abandoned. Seven PQ-sized holes were drilled to support metallurgical test work. Two sonic holes were drilled to test the drilling procedure.

LAC conducted another drill campaign at the Stage 1 Lens in January 2010, drilling an additional 161 holes to support Mineral Resource estimation. The drill hole spacing was prescribed by the geostatistical methods which included variography to determine optimal spacing for inclusion in inferred, indicated and measured categories. The geologic model included a total of 197 holes and a total length of approximately 18,500 m, Chevron drill holes were excluded from the model. All drill holes included in the Mineral Resource estimate were drilled essentially vertically (88.8 to 90 degrees) with the exception of one hole, which was drilled at 70 degrees. All mineralization thicknesses recorded in boreholes are treated as true thicknesses.

A total of 38 additional HQ (63.5 millimeter) diameter core holes were drilled by LAC in the Stage 2 Lens area during 2009, and two of the Chevron core holes were re-analyzed by LAC, showing grades for all four elements of interest, lithium, potassium, sodium and fluorine.

LAC also analysed drill core from Chevron, although data from these holes was not included in the geological model used for Mineral Resource estimation.

Sampling, Analysis and Data Verification

Drilled core was brought to the core shed from the field; the boxes of core were logged, photographed, cut and sampled by Company employees and consultants. The length of the assay samples was determined by the geologist by lithology and averaged 1.46 m. The core was cut in half with diamond blade saws and the right half bagged for sampling. For duplicate samples, one half of the core is cut in half again and the two halves are bagged and sampled separately to test sampling and assay precision. Each sample was assigned a unique identification number to ensure security and anonymity. Randomly inserted in the sample stream were QA/QC samples, which represent 11% of the total assays. The QA/QC samples include blanks to test for contamination, high and low grade lithium standards to test for accuracy and duplicates to test for precision.

Drilled core samples from the Stage 1 Lens drill program were primarily sent to ALS of Reno, Nevada. The samples were picked up by ALS in trucks that arrive from Winnemucca or are delivered to ALS by LAC employees. At ALS, the samples were dried at a maximum temperature of 60 degrees Celsius and the entire sample was then crushed with a jaw crusher to 90% passing a ten-mesh screen. Nominal 250 gram splits were taken for each sample using a rifle splitter. This split is pulverized using a ring mill to 90% passing a 150-mesh screen.

ALS’ analysis included four-acid digestion and inductively coupled atomic emission plasma spectroscopy to ensure that elevated metal concentrations were not present which would interfere with inductively coupled plasma mass spectroscopy analyses.

Approximately 6% of the QA/QC samples did not conform to the established criteria. The Company re-assayed the highest 16 lithium values for drill holes LAC-01 through LAC-37 and LAC-40 through LAC-200. Following this re-testing, it was concluded that the overall deposit estimates may be lower by at most 2-3%, which is considered within industry standards.

The QP who conducted the review of the Stage 1 sampling program recommended changes be adopted for future drilling programs, including: checking coarse duplicates (after first crush, usually 10 mesh material); sending pulp and coarse duplicates to a second laboratory; adding a standard in the 1,500 to 2,500 ppm Li range (to ensure adequate accuracy around the presumed economic cut-off grades); and adding a potassium standard (obtained from the Stage 1 Lens area). The QP also recommended that the protocols and procedures for QA/QC be compiled and made part of an overall QA/QC document for the project, to include field sampling practices, sample preparation and assaying protocols, laboratory QA/QC and database validation.

Sampling of drill core from the Stage 2 Lens was substantially similar to the process used in the Stage 1 Lens.

The Company did not employ significant security measures on its samples, apart from restricting handling to employees and designated consultants before delivering to ALS, because a significant amount of lithium would need to be inserted to have an effect on results and this was deemed unlikely. Likewise, the bulk nature of the commodities under analysis meant the risk of theft was very low. Nevertheless, the QP recommend that all future sampling programs employ an expanded sample security protocol that includes formal chain of custody documentation. The security procedures should form part of a larger QA/QC program to ensure consistent practices along the entire sequence of processes, from the field to the building of the electronic database.

For Mineral Resource estimation purposes, the QP compiled an assay and lithological database from assay compilations and summary geological logs supplied by LAC, in spreadsheet format. LAC maintains a tracking chart (Excel spreadsheets) that is used to match analytical data from ALS (provided electronically in the form of both Excel spreadsheets, and secured PDF assay certificates) to the intervals logged by the geologists, and referenced to duplicate sample tags stapled into the core boxes. LAC also maintains a master chart to track and manage QA-QC samples and the data provided to the QP was excerpted from this database. The QP obtained the certified assay certificates for a sample of 10% of the assay intervals, chosen at random, for comparison with the assay data imported into the resource database. No discrepancies were noted in this comparison exercise. Only a relatively small number of inconsistencies in intervals in the import and data validation process were detected, which were well below 1% of the total intervals and were corrected with LAC.

Mineral Processing and Metallurgical Testing

LAC has continued process development, including bench and pilot size programs for major unit operations, and verification for lithium extraction from the Lithium Nevada clay deposits and advanced the previous work reported in the PAEE. The process was originally based on the USBM work in the McDermitt caldera reported in 1988. The metallurgical testwork commissioned by LAC for the 2012 PFS included programs specific to calcination and the evaporative crystallization process.

Following size reduction, the thermal ore preparation process involved calcining the ore mixed with anhydrite and dolomite to produce soluble sulfates for leaching. Recoverable metals included lithium, potassium and sodium. The calcine was leached in water recovering the sulfates to solution.

The wet recovery process included evaporation and crystallization stages to recover potassium and sodium as sulfates along with lithium as a carbonate, a material suitable for battery manufacture.

The 2012 PFS concluded that it would be necessary to perform a continuous small pilot scale operation. Accordingly, LAC built a demonstration plant to prove the process and demonstrate continuous production for the manufacture of battery grade lithium carbonate from the hectorite clay.

Hazen Research, Inc. in Golden, Colorado was contracted by LAC to continue process development, define process parameters for calcining and lithium carbonate production, and adapt the process to semi-continuous operation.

As a general conclusion, the testing completed so far indicates that LAC can produce high purity and high quality lithium product for use in multiple types of lithium ion battery chemistries. In February 2014, the Company announced it had initiated its planned demonstration plant in Germany to demonstrate the viability of low cost lithium extraction from its Lithium Nevada Project. In April 2014, procurement of equipment for the lithium demonstration plant commenced and in September 2014, the demonstration plant was commissioned. Commencing in mid-October 2014 operations were underway to confirm equipment performance at design conditions. In September 2014, the calcination section of the plant successfully produced enough feed for the lithium extraction plant to operate until mid-December. In this first demonstration campaign, refined lithium carbonate was produced with a purity of 99.8%.  In the fall, 2015, a second campaign consisting of 46 tonnes of oxidized clay ore was granulated with reagents and calcined at the IBU-tec kiln facility and subsequently shipped to the Company’s demonstration facility at K-Utec for leaching, crystallization and precipitation.  The second campaign leaching commenced on November 9th, 2014, and successfully ran continuously. Approximately 38 tonnes of calcined material have been leached to produce a pregnant leach solution (“PLS”). The PLS has been purified and lithium carbonate and glasserite has been produced. Initial leaching results show recoveries that are the same or better than the design criteria.

In August 2016, a third demonstration campaign was conducted for processing ore into calcined material at IBU-tec’s kiln facility. This most recent campaign enabled confirmation of the process parameters, characterization of the off-gas produced from the process, and generation of additional calcine material for further test work. In parallel, the engineering firm Hatch was hired to conduct a conceptual study on how the process could be optimized for producing lithium hydroxide monohydrate as the final product. The Hatch study prompted the Company to explore and revisit alternative process concepts that could lead to both a reduction in costs and environmental footprint. Modeling and bench scale testing is currently underway to demonstrate the viability of these alternative process concepts.

Mineral Resource Estimates

Stage 1 Lens (PCD Lens) Resources

The Company engaged Reserva to provide a block-model based Mineral Resource estimate for the Stage 1 Lens. The Mineral Resource estimate was made from a three-dimensional block model using commercial mine planning software (Gemcom GEMS®) and was developed with the Company drillholes available as of June 28, 2011, at which time the Company had drilled and assayed 199 core holes, totalling 19,563 m. The Mineral Resources are presented using a range of lithium cut-off values. Reserva believes, at a 3,200 ppm (0.32%) lithium cut-off, the Stage 1 Lens has reasonable prospects for economic extraction by open-pit mining. Lithium carbonate is the primary product, with potassium sulfate and sodium sulfate as by-products.

Volcanoclastic moat sedimentary rocks that contain lithium-rich claystone control the Stage 1 Lens mineralization. Sectional interpretations were generated from drill logs for alluvium, claystone (moat sediments), volcanics and basalt, a silicified unit, and bedrock. Two oxidation surfaces were also interpreted, one just below alluvium and another near the claystone/silicified interface. Additionally, a series of faults have been interpreted based on the drill hole data and incorporated into the geologic interpretation. The potentially economic mineralized estimation domain is the claystone. The alluvium and bedrock material have no lithium or potassium grades.

The Mineral Resources for the Stage 1 Lens have been classified as “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” as defined by CIM Definition Standards. The Mineral Resources are presented in the table below in accordance with the following criteria:

●	Measured Mineral Resources are in blocks estimated using at least three drill holes and five composites within a 100 m × 75 m search radius in the horizontal plane and 10 m in the vertical direction;
●

Indicated Mineral Resources are in blocks estimated using at least two drill holes and five composites within a 200 m × 150 m search radius in the horizontal plane and 20 m in the vertical direction; and

●	Inferred Mineral Resources are blocks estimated with at least three composites within a search radius of 300 m × 225 m in the horizontal plane and 30 m in the vertical plane.

Mineral Resource Statement for the Stage 1 Lens (PCD Lens) as of May 31, 2016:
Category	Quantity (000’s t)	Lithium		Potassium		Sodium
		Li%	LCE Quantity (000’s t)	K%	Quantity (000’s t)	Na%	Quantity (000’s t)
Measured	50,753	0.312	843	3.27	1,660	1.13	574
Indicated	164,046	0.285	2,489	3.07	5,036	1.04	1,706
Inferred	124,890	0.294	1,954	3.04	3,792	1.1	1,374

Notes:

1.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.
2.

Resources presented at a Li% 0.20 cut-off grade which was determined using the following economic assumptions: US$3.36 Li carbonate/lb; 87.2% metallurgical recovery; US$66/tonne ore processed; US$2.75/tonne material moved.

Reserva reported to the Company that it is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that will materially affect the Mineral Resource estimates.

Stage 2 Lens (South Lens) Resources

The table below presents the in situ lithium and potassium Mineral Resources for the Stage 2 Lens, at a cut-off grade of 0.20% lithium. The potassium grade is considered a by-product of the lithium resource. An average in situ dry density of 1.96 t/m3 for the mineralized volume was used as the tonnage factor.

Mineral Resource Statement for the Stage 2 Lens (South Lens) as of May 15, 2010:
Category	Quantity (000’s t)	Lithium		Potassium		Na%	F%
		Li%	LCE Quantity (000’s t)	K%	Quantity (000’s t)
Indicated	95,000	0.27	1,365.3	3.66	3,477	1.55	0.57
Inferred	47,000	0.26	650.5	3.83	1,800	1.43	0.58

Notes:

1.	Rounding errors may exist.
2.	Contained metal does not allow for mine or metallurgical recovery. Tonnage factors used is 1.96 t/m2.
3.	Economic assumptions do not include any potassium credits.
4.

Conversion factor from Li metal to Lithium Carbonate Equivalent (LCE) used is 5.323. Economic assumptions for cut-off grade determination are: US$3.50 Li carbonate/lb; 60% metallurgical recovery; US$50/tonne ore processed; US$2.20/tonne material moved.

In the Lithium Nevada TR, GeoSystems International, Inc. states that exploration potential exists at the Stage 2 Lens to increase the current Mineral Resource estimate. The Lithium Nevada TR authors also reported that there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues that may materially affect the Mineral Resource estimates.

Exploration and Development

In April 2012, the Company announced results from electrochemical performance testing by Argonne National Laboratory of lithium carbonate extracted from the Lithium Nevada Project. Several electrochemical cells were fabricated using LAC’s lithium carbonate that was upgraded and purified with carbon dioxide during one of its pilot testing programs. The batteries incorporated three common cathode chemistry types consisting of: lithium manganese spinel (LiMn2O4), olivine (LiFePO4), and lithium nickel manganese composite oxide (LiMn2O3.LiNi0.5Mn0.5O2). Each cell was duplicated to incorporate lithium carbonate obtained from an industry standard Sigma-Aldrich product and compared under the same conditions with the Company’s product. The initial test results demonstrate superior performance by LAC’s product for olivine chemistry, and similar or slightly better performance for the other two cathode chemistries when compared against the Sigma-Aldrich standard.

Future development will focus on advancing flowsheet concepts on a mandate to minimize the resource-intensity and environmental footprint of extracting lithium from the deposit. Further geological work will be performed, with a vision to demonstrating how the project could scale beyond the 26,000 TPA LCE production rate originally proposed in the 2012 PFS.

Development of the project would include on-site infrastructure development including the mine, process plant, tailings impoundments and ancillary facilities. The project requires multiple permits and approvals from regulatory agencies and other entities at the federal, state and local levels. Lithium Nevada has completed baseline studies for geochemistry, vegetation, wildlife (including extensive studies for the greater sage-grouse), surface and groundwater quality and quantity, wetlands and waters of the U.S., seep and springs; soils, cultural resources, noise, visual analysis, weather monitoring, and other issues specific to the Lithium Nevada project area. The collected baseline study data will support the overall permitting and approval process for the proposed project, and the completion of the required National Environmental Policy Act environmental study.

The RheoMinerals Business

History of the Business

LAC’s wholly-owned subsidiary, RheoMinerals, began operation in 2011 with the goal of producing specialty drilling fluids used in horizontal drilling in the oil and gas industry. Between 2011 and 2015 the Company financed and built RheoMinerals’ organoclay product manufacturing plant, the Fernley Facility. In 2014, the oil and gas industry went through a steep decline, and RheoMinerals shifted its focus to non-oilfield market opportunities, while maintaining sales and marketing activity within the oilfield service sector. In 2015, RheoMinerals initiated a product development program that focused on four markets: environmental, animal feed, industrial coatings and alternative drilling fluid additives for the oilfield market.

RheoMinerals now has an established product line across multiple product sectors and has established key sales and distribution relationships for its business.

Fernley Facility

The Fernley Facility is an organoclay manufacturing plant located in Fernley, Nevada, approximately 190 miles from the Lithium Nevada Project and approximately 30 miles from Reno, Nevada. The property encompasses 5.47 acres with three structures totalling 59,300 square feet, including a warehouse, a covered metal storage area that houses the organoclay process plant and an office/laboratory. The plant has a production capacity of approximately 24,000 TPA.

Management

RheoMinerals has assembled a management team with experience and knowledge in the manufacture, sale & marketing as well as product development and technical support for organophilic clays. The Fernley Facility has a team of experienced plant operating and maintenance personnel that oversee the manufacture of organophilic clay products.

Sales and Marketing

RheoMinerals works with several prospective customers in the oilfield, industrial coatings, environmental and animal feed markets in North America, Europe, South America, and China. RheoMinerals is also collaborating with industry participants on a specialty organophilic clay product for environmental applications.  The product will service the existing market to remove organic compounds from industrial wastewater effluent.

RheoMinerals has a strategic alliance to collectively pursue growth opportunities in the global clay minerals markets with TOLSA, a global leader in the specialized clay sectors.  RheoMinerals has also entered into a Technical Assistance and Royalty Agreement with Delmon Co Ltd. (the “Delmon Agreement”), part of The Delmon Group of Companies (“Delmon”) in Saudi Arabia. Under the Delmon Agreement, RheoMinerals will collaborate with Delmon in the design and construction of a manufacturing facility for specialty additives used in oil-based drilling fluids. The construction of a this plant by Delmon in Saudi Arabia is progressing as scheduled, and commissioning is estimated to begin in the second quarter of 2018. The Company is entitled to net profit and gross profit royalties from the future production by Delmon.

The Company reported $4.3 million in organoclay sales during the year ended December 31, 2017. Most of RheoMinerals’ sales during the year ended December 31, 2017 were to oil and gas service sector customers.

Trends and Outlook

RheoMinerals is pursuing commercial sales arrangements for its organoclay products, as well as expanding the range of the potential applications for its organoclay products.

Competitive Conditions

Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment and pharmaceuticals. However, it is the battery industry that is expected to predominantly drive future demand growth for lithium. This is expected to come from several areas: (i) the continued growth of small format batteries for cell phones, laptops, digital cameras and hand held power tools, (ii) the transportation industry’s electrification of automobiles, buses, delivery vehicles, motorcycles, bicycles and boats using lithium-ion battery technology, and (iii) large format batteries for utility grid-scale storage.

The global supply of lithium is currently dominated by a small group of companies. Four companies (SQM, Albemarle Corporation, FMC Corporation and Ganfeng) supply lithium from brines. SQM, FMC Corporation and Albemarle Corporation have brine operations in the “Puna Plateau”. In addition, Albemarle Corporation has a brine operation in the United States and a spodumene (hard rock) operation in Australia. Another company, Sichuan Tianqi Lithium Industries, produces lithium from a spodumene deposit where it has a 51% interest and Albemarle Corporation has a 49% interest.

LAC believes that although the supply of lithium carbonate is expected to increase in the next 12 to 24 months from a previously completed expansion in South America and an increase of hard rock feedstock (from Australia’s feeding conversion capacity in China), demand may grow faster than new supply.

Specialized Skills and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs and regulatory, finance and accounting. The Company relies upon its management, employees and various consultants for such expertise.

Mineral Price and Economic Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. Lithium markets are affected by demands for lithium batteries and global economic conditions. Fluctuations in supply and demand in various regions throughout the world are common.

Economic Dependence

The Company’s business is dependent on the exploration, development and operation of lithium properties. The Company is not dependent on any sole contract to sell the major part of the Company’s products or services or to purchase the major part of the Company’s requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which the Company’s business depends.

Bankruptcy and Similar Procedures

There are no bankruptcies, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. The Company has not commenced any bankruptcy, receivership or similar proceedings during the Company’s history.

Reorganizations

LAC completed a plan of arrangement with Former LAC in September 2015. See “General Development of the Business - Three Year History.”  There have been no other corporate reorganizations of the Company.

Foreign Operations

The Company’s properties are located in Argentina and the United States. In particular, the Cauchari-Olaroz Project in Argentina exposes the Company to various degrees of political, economic and other risks and uncertainties. See “Risk Factors” and “Emerging Market Disclosure.”

The economy of Argentina has undergone significant positive changes commencing in the first quarter of 2016 as a result of measures that the new government has taken to reduce or remove controls and restrictions on capital flows. Since taking office in December 2015, President Mauricio Macri has moved swiftly to appoint a business-friendly cabinet and implement a series of major fiscal, political and regulatory policy measures. President Macri lifted foreign exchange controls that had been in place since 2011 and abolished export taxes on many agricultural and industrial goods, including lithium.

Argentina enacted comprehensive tax reform (Law No. 27,430) in December 2017 (the “Argentine Tax Law”) and the Argentine Tax Law became effective January 1, 2018. Specifically, the Argentine Tax Law introduces amendments to corporate income tax, personal income tax, value added tax, tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels, and tax on the transfer of real estate. It also establishes a special regime comprising an optional revaluation of assets for income tax purposes. The reform, coupled with an agreement with Argentina’s provinces to reduce regional sales taxes, should reduce the tax burden and improve the efficiency of the taxation system in Argentina.

Employees

As at December 31, 2017, the Company had 48 employees and three part time and/or consultants working at various locations. As at December 31, 2017, the Cauchari Joint Venture had over 400 employees and contract workers working at the Cauchari-Olaroz Project in Argentina.

Environmental Protection

The Company’s operations are subject to various government laws and regulations concerning safety and environmental protection. The EIS has been approved by the authorities in Argentina for the Cauchari-Olaroz Project and all permits required to start mine construction have been issued to the Company based on its current mine plan, as described in the Cauchari FS. Within the United States, the Company has received approvals, including environmental approvals by local, State and Federal authorities to commence the mining of hectorite clay in support of RheoMinerals’ business. Environmental studies for lithium mining operations at the Lithium Nevada Project are ongoing.

Social or Environmental Policies

The Company aims to minimize the impact of its operations on both local communities and the environment. At the Cauchari-Olaroz Project, a social responsibility plan (the “Social Responsibility Plan”) was developed to incorporate best practices on these matters. The Social Responsibility Plan was prepared in accordance with the Argentina Principles. The Company has, in accordance with the principles in its Social Responsibility Plan, entered into agreements with the aboriginal communities located proximate to the Cauchari-Olaroz Project that aim to promote social development through high quality job creation, training, access to medical assistance and other infrastructure. LAC is also committed to developing the Lithium Nevada Project in a responsible and sustainable manner. The Company takes its responsibilities seriously to protect the environment, to conduct business based on high ethical standards and to make a positive difference in the communities in which it operates.

Emerging Market Disclosure

The Company holds its properties and projects in Argentina, an emerging market, indirectly through subsidiaries and joint venture entities which are locally incorporated or established for the purposes of compliance with local laws. Operating in an emerging market exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions where the Company operates, such as the United States or Canada. In order to manage and mitigate these risks, the Company has designed a system of corporate governance for itself and its subsidiaries and joint ventures that include internal controls over financial reporting and disclosure controls. These systems are coordinated by the Company's senior management and overseen by its Board in order to monitor the Company’s operating subsidiaries and joint ventures.

Board and Management Experience and Oversight

Key members of the Company’s management team have experience running business operations in emerging markets, including Argentina.  Gabriel Rubacha, a director and the President of South American Operations, is an Argentinean national and has held senior positions in large, multinational corporations operating throughout South America. Franco Mignacco, a director of the Company and the President of Exar, is also an Argentinean national and has substantial business operating experience in Jujuy Province where the Cauchari-Olaroz Project is located.

In addition, senior officers of the Company, including the CEO and President, regularly visit the Company's operations and properties in Argentina. During these visits, they interact with local employees, government officials and business persons; such interactions enhance the visiting directors’ and officers' knowledge of local culture and business practices. The Board has undertaken a site visit of the Cauchari-Olaroz Project and held a Board meeting in Argentina in each of the past two years.

The Board, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with its operations in Argentina. Through these updates, assessments and reports, the Board gains familiarity with the operations, laws and risks associated with operations in that jurisdiction. The Board also has access to head office management in Canada who: (a) work directly with local management in Argentina and are familiar with the laws, business culture and standard practices of Argentina; (b) have Spanish language proficiency; (c) are experienced in working in Argentina and in dealing with the Argentine government authorities; and (d) have experience and knowledge of the local banking systems and treasury requirements of Argentina.

Communication

While the reporting language with the head office of the Company is English, the primary operating language in Argentina is Spanish. Messrs. Mignacco and Rubacha are native Spanish speakers and various members of head office management are proficient in Spanish. Additionally, the majority of operational management in Argentina are fluent in both Spanish and English.

The Company maintains open communication with its operations in Argentina through management team members who are fluent in Spanish and are proficient in English, removing language barriers between the Company's head office and the local management team in Argentina. The primary language used in meetings with head office management and Board meetings is English and material documents relating to the Company's operations that are provided to the Board are in English. Material documents relating to the Company's material operations in Argentina are either in English or, where in Spanish, are translated into or summarized in English.

Controls Relating to Corporate Structure Risk

The Company has implemented a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply to the Company, its subsidiaries and the Cauchari Joint Venture. These systems are overseen by the Board and implemented by the Company’s senior management. The relevant features of these systems include:

(a)

The Company’s Control Over Subsidiaries and Joint Ventures. The Company’s corporate structure has been designed to ensure that the Company has a measure of direct oversight over the operations of its subsidiaries and the Cauchari Joint Venture. The Cauchari Joint Venture is governed by the Exar Shareholder Agreement (please see “Material Contracts - Exar Shareholder Agreement”) which provides for: (i) equal representation by the Company and SQM on the Exar Management Committee; (ii) unanimous approval by the Company and SQM on budgets and timing of expenditures; (iii) the mutual right to purchase a 50% share of the production; and (iv) buyout and termination provisions in the event that SQM chooses not to proceed with the project. The Cauchari Joint Venture is overseen by the Exar Management Committee, which has equal representation from SQM and the Company, and meets monthly to make decisions relating to project development. The current representatives of the Company on the Exar Management Committee are Tom Hodgson, John Kanellitsas and Gabriel Rubacha. The Company and SQM also have equal representation on Exar’s four member board of directors. The Company works closely and is in constant communication with Exar’s management, including Exar’s CFO. Under the Company’s supervision, in July, 2017 Exar implemented SAP’s accounting and reporting system and adopted best practice internal controls as part of the SAP implementation. In addition, Exar established a Compliance Department which oversees the operations and financial reporting from compliance perspective. The Company reviews Exar’s financial reporting as part of preparing its consolidated financial reporting. The Company’s independent auditors review the results of the audit of Exar’s financial statements by Exar’s independent auditors as part of the audit of the Company’s consolidated financial statements and the results are reported to the Company’s Audit Committee. The Company has adopted a simple structure for its Argentina business operations, with the principal Argentine operating company for LAC’s assets in Argentina being held as to a nominal amount by a wholly-owned Ontario company (which was originally established to meet Argentine corporate law requirements to have two shareholders) and the balance held directly by the parent company. There are no holdings through tax havens or unconventional legal structures in the corporate chain.

(b)

Signing Officers for Foreign Subsidiary Bank Accounts. The establishment of any new banking relationships and/or new bank accounts requires approval from the Company. Monetary authorization limits are established by the Company and put in place with the respective banking institutions. Signatories and authorization limits for bank accounts are reviewed and revised as necessary, with changes being communicated to the appropriate banking institutions. Each payment requires approvals from two authorised signatories. Cash calls, equity contributions and loans to subsidiaries and the Cauchari Joint Venture are provided within the approved budgets and require the necessary authorisations from the Company’s officers to be processed. Exar’s controls over payments are subject to review and testing by the Company and findings are reviewed by the Company’s Audit Committee.

(c)	Strategic Direction. The Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries and the Cauchari Joint Venture.

(d)

Internal Control Over Financial Reporting. The Company prepares its consolidated financial statements on a quarterly and annual basis, using IFRS. The Company implements internal controls over the preparation of its financial statements and other financial disclosures, including its MD&A, to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements are being prepared in accordance with IFRS and other financial disclosures, including its MD&A, are being prepared in accordance with relevant securities legislation. These systems of internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to material information about its subsidiaries.

(e)

Disclosure Controls and Procedures. The Company has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Company.  This policy provides for multiple points of contact in the review of important disclosure matters, that includes input from key members of management located in Argentina.

(f)

CEO and CFO Certifications. In order for the Company’s CEO and CFO to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109 and United States securities laws, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the CEO and CFO in a timely manner.

Fund Transfers between the Company and the Company’s Subsidiaries and Joint Ventures

Differences in banking systems and controls between Canada and Argentina are addressed by having stringent controls over cash kept in the jurisdiction, especially with respect to access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations on at least a monthly basis and the segregation of duties. In executing certain normal course monetary transactions, funds are transferred between the Company and its subsidiaries by way of wire transfer. These transactions would typically include the payment of applicable fees for services; reimbursement of costs incurred by the Company on behalf of the subsidiaries and joint ventures; advances in the form of intercompany loans or equity contributions to subsidiaries and joint ventures, repayment of interest and/or principal on intercompany loans, and the return of capital or payment of dividends from subsidiaries and joint ventures. Capital structure and funding arrangements are established between the Company and the subsidiaries and joint ventures, and intercompany loan agreements are established with defined terms and conditions. Where regulatory conditions exist in the form of exchange controls, all necessary approvals are obtained in advance of the proposed transactions.

Managing Cultural Differences

Differences in cultures and practices between Canada and Argentina are addressed by employing competent staff in Canada and Argentina who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in that jurisdiction and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements.

Transactions with Related Parties

LAC has one substantive related party relationship in respect of its Argentina business operations, being the Los Boros Option Agreement, in which the counterparty is a company that Franco Mignacco holds a material interest.  The current business arrangements with that entity were negotiated in 2016 by the Exar joint venture parties (SQM and LAC) on an arm’s length basis.  For further information see “The Cauchari-Olaroz Project – Property Description, Location and Access” and “Interest of Management and Others in Material Transactions”. Exar has also retained a company in which Franco Mignacco holds an interest to conduct certain construction services on the Cauchari-Olaroz Project.

Records Management of the Company’s Subsidiaries

The original minute books and corporate records of each of the Company’s subsidiaries are kept at each subsidiary’s respective registered office. Company management and the Board have complete access to these records.

Description of Capital Structure

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as of the date of this AIF, 88,511,878 Common Shares are issued and outstanding. All rights and restrictions in respect of the Common Shares of the Company are set out in the Company’s notice of articles and the BCBCA and its regulations. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the BCBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The BCBCA and the Company’s articles provides that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

Dividends and Distributions

The Company has no fixed dividend policy and the Company has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties. The payment of dividends in the future will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the

Company will generate sufficient earnings to allow it to pay dividends. See also “General Development of the Business.”

Market for Securities

Market

The Common Shares of the Company are traded in Canada on the Exchange under the symbol “LAC”.  Commencing in 2018 LAC’s Common Shares also commenced trading on the NYSE under the same symbol. The closing price of the Company’s Common Shares on the Exchange on March 28, 2018 was $6.47.

Trading Price and Volume

The following sets forth the high and low market prices and the volume of the Common Shares traded on the Exchange during the periods indicated:

Month	High $	Low $	Volume
October, 2016	4.70	3.30	2,502,447
November, 2016	4.20	2.60	5,054,567
December, 2016	4.25	3.55	1,996,951
January, 2017	5.40	3.80	5,420,438
February, 2017	6.30	4.60	5,115,660
March, 2017	5.55	3.85	5,622,687
April, 2017	5.05	4.45	2,015,936
May, 2017	5.20	4.55	1,958,827
June, 2017	5.25	4.25	2,030,431
July, 2017	5.10	3.90	1,896,923
August, 2017	6.65	5.00	4,697,809
September, 2017	9.00	6.10	8,728,886
October, 2017	11.55	8.05	8,896,209
November, 2017	14.06	9.35	14,726,202
December, 2017	13.77	10.28	10,181,020

The Listed Warrants were traded on the Exchange under the symbol LAC.WT until June 9, 2017. The following sets forth the high and low market prices and the volume of the Listed Warrants traded on the Exchange during the periods indicated.

Month	High $	Low $	Volume
October, 2016	1.05	0.45	80,000
November, 2016	0.90	0.28	174,668
December, 2016	0.95	0.55	31,960
January, 2017	1.40	0.75	203,194

Month	High $	Low $	Volume
February, 2017	1.80	0.90	153,945
March, 2017	1.20	0.45	193,956
April, 2017	0.75	0.40	82,430
May, 2017	0.75	0.15	148,333
June, 2017	0.70	0.15	245,924

Directors and Officers

Name and Occupation

The name, province or state of residence, position with and principal occupation within the five preceding years for each of the directors and executive officers of the Company are set out in the following table:

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since
DIRECTORS:
George Ireland Massachusetts, USA Non-Executive Chairman and Director	Founder, Chief Investment Officer and CEO of Geologic Resources Partners LLP (investment fund).	Nov 2015
Wang Xiaoshen Shanghai, China Director	Vice-Chairman and Executive Vice President of Ganfeng Lithium Corporation (resource development company).	June 2017
Chaiwat Kovavisarach Bangkok, Thailand Director

President and Chief Executive Officer of Bangchak Corporation Public Company Limited (resource development company) from January 2015 to Present; advisor to Avantgarde Capital Company Limited from 2007 to 2014.

August 2017
Jonathan Evans Georgia, USA Director

Chief Operating Officer of DiversiTech Corporation (technology company) since March 2016; EVP Global Operations/Supply Chain of Arysta LifeScience (biotech company) from June 2013 to March 2016 and Interim CEO from July 2015 to February 2016; Vice President and General Manager CE Minerals of Imerys SA (resource development company) from January to June 2013; Vice President and General Manager of the Lithium Division of FMC Corporation (resource development company) from August 2008 to January 2013.

June 2017
Gary Cohn Ontario, Canada Director	Consultant on corporate development matters since July 2015; Vice-President, Mergers and Acquisitions of Magna International Inc. (auto parts manufacturer) from May 2009 to June 2015.	June 2017

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since
Jean Fraser Ontario, Canada Director	Retired partner at Osler, Hoskin & Harcourt LLP(2) (law firm).	Nov 2017
Franco Mignacco Jujuy, Argentina Director	President of Exar since June 2013; President of Los Boros S.A. (construction and property development company) since January 2006.	Sep 2015
OFFICERS:
Tom Hodgson Ontario, Canada Director and Chief Executive Officer	CEO of the Company since November 2015; Executive Chairman of former LAC from 2010 to September 2015.	Sep 2015
John Kanellitsas Idaho, USA Director and President and Vice Chairman

President of the Company since March 2016; Vice-Chairman of the Company since November 2015; Interim CEO of former LAC from June 2013 to June 2014; CEO of former LAC from June 2014 to September 2015; Chief Operating Officer and Chief Compliance Officer of Geologic Resource Partners LLC (investment fund) from June 2004 to January 2015.

Sep 2015
Gabriel Rubacha Buenos Aires, Argentina Director, President of South American Operations

President of South American Operations of the Company since May 2017; Commercial Director of Techint Engineering & Construction (engineering and development company) 2016 to April 2017; Managing Director of Southern Cone, Techint Engineering & Construction from 2012 to 2016.

March 2016
Alexi Zawadzki British Columbia, Canada President of North American Operations

President of North American Operations of the Company from August 2017 to present; VP Programs Development of Lithium Nevada Corp. from August 2016 to August 2017; VP Business Development of Pure Energy Minerals from  October 2014 to June 2016; VP Business Development of Veresen Inc. from 2010 to Oct 2013.

N/A
Eduard Epshtein British Columbia, Canada Chief Financial Officer	Chief Financial Officer of the Company since May 2008; Chief Financial Officer, Concordia Resource Corp. (now Kaizen Discovery Inc.), October 2006 to December 2013.	N/A
David Deak California, USA Chief Technical Officer and Senior Vice President; President of Lithium Nevada

Chief Technical Officer and Senior Vice President of the Company and President of Lithium Nevada since May 2016; Senior Engineer at Tesla Motors Inc. from 2014 to 2016; Technical Program Manager at Ambri Inc. from 2012 to 2014.

N/A

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since
Myron Manternach Pennsylvania, USA Executive Vice President, Finance and Corporate Development

Executive Vice President, Finance and Corporate Development of the Company, 2016 to present;
Managing Director and Senior Portfolio Manager of Ambac Assurance Corp., a subsidiary of Ambac Financial Group Inc. (insurance company) from April 2015 to August 2016; President, Castle Grove Capital, LLC (financial and strategic consulting firm) since July 2013; Consultant to the investment committee of Geologic Resource Partners, LLC (investment fund specializing in the mining & metals sector) from August 2013 to June 2015.

N/A

Notes:

(1)	The information as to country of residence and principal occupation has been furnished by the respective directors and executive officers individually.
(2)	Ms. Fraser was a Partner at Osler, Hoskin & Harcourt LLP until her retirement in 2015

Each director’s term of office expires at the next annual general meeting of the Company.

Shareholdings of Directors and Officers

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 39,482,418 Common Shares representing approximately 45% of the issued and outstanding Common Shares, and held options to acquire 5,454,419 Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date of this AIF, or was, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director, or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Committees of the Board

The committees of the Board consist of an Audit Committee, Compensation and Benefits Committee, Nominating and Corporate Governance Committee and a Health, Safety and Environmental Committee. The members of the Compensation and Benefits Committee are Jon Evans (chair), Jean Fraser and Wang Xiaoshen. The members of the Nominating and Corporate Governance Committee are George Ireland (chair), Jean Fraser, Chaiwat Kovavisarach and Gary Cohn. The members of the Health, Safety and Environmental Committee are Gabriel Rubacha (chair), Franco Mignacco and Jon Evans. The members of the Audit Committee are Gary Cohn (chair), George Ireland and Jon Evans. Information concerning the Audit Committee is provided under “Audit Committee Information” below.

Conflicts of Interest

To the best of the Company’s knowledge, except as otherwise noted in this AIF, there are no existing or potential conflicts of interest among the Company, its directors, officers, or other members of management of the Company except that certain of the directors, officers and other members of management serve as directors, officers and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer or member of management of such other companies and their duties as a director, officer or member of management of the Company.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty to any of its directors and officers. All such conflicts must be disclosed by such directors or officers in accordance with the BCBCA.

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers, employees and consultants of the Company and its subsidiaries. A copy of the Company’s Code of Business Conduct and Ethics may be found on SEDAR at www.sedar.com.

Audit Committee Information

Audit Committee Charter

The charter of the Audit Committee is attached as Schedule “B” to this AIF.

Composition of the Audit Committee and Independence

The Company’s Audit Committee consists of Gary Cohn (chair), George Ireland and Jon Evans. NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. The Board has determined that all members of the Audit Committee are “independent” directors.

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Company has determined that all of the members of the Audit Committee are “financially literate”.

Based on their business and educational experiences, each Audit Committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. A majority of the members of the Audit Committee have had several years of experience in senior executive roles and as board members of significant business enterprises in which they assumed substantial financial and operational responsibility. In the course of these duties, such members have gained a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection of the accounting for estimates, accruals and reserves; experience analyzing and evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member) or section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) (Controlled Companies), section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or the exemption in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee Chair is authorized to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor, subject to the Audit Committee Chair reporting the pre-approval(s) to the Audit Committee at the Committee’s meeting subsequent to the said approval(s).

Audit Fees

The following table sets forth the fees billed to the Company and its subsidiaries by PricewaterhouseCoopers LLP (“PwC”) for services rendered during the periods ended December 31, 2017 and 2016:

	12 months ended Dec. 31, 2017	15 months ended Dec. 31, 2016
Audit fees(1)	$145,529	$197,148
Audit-related fees	-	-
Tax fees(2)	$26,130	$28,148
All other fees(3)	$9,000	-
Total	$180,659	$225,296

Notes:

(1)	The aggregate audit fees billed by the Company’s auditor.
(2)	The aggregate fees billed (or accrued) for professional services provided by the auditor rendered for tax compliance, tax advice and tax planning.
(3)	All other fees represent fees for audit of the Company’s report prepared pursuant to the Extractive Sector Transparency Measure Act in Canada.
Legal Proceedings and Regulatory Actions

The Company is not a party to, nor are any of the Company’s properties subject to, any pending legal proceedings or regulatory actions the outcome of which would have a material adverse effect on the Company. The management of the Company is not aware of any material legal proceedings in which the Company may be a party which are contemplated by governmental authorities or otherwise.

Interest of Management and Others in Material Transactions

Management of the Company is not aware of any material interest, direct or indirect, of any insider of the Company, or any associate or affiliate of any such person, in any transaction during the Company’s three last completed financial years, or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

On March 28, 2016, the Cauchari Joint Venture entered into the Los Boros Option Agreement with Los Boros, a company controlled by the family of Franco Mignacco, Director of the Company and President of Exar, and of which Franco Mignacco is Vice-President, for the transfer of title to the Cauchari Joint Venture for certain mining properties that comprised a portion of the Cauchari-Olaroz Project.

Transfer Agents and Registrars

The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at its principal offices in Vancouver, British Columbia.

Material Contracts

Other than contracts entered into in the ordinary course of business, and except as described below, the Company has not entered into any material contracts within the most recently completed financial year or previous to the most recently completed financial year, that are still in effect.

Exar Shareholder Agreement

On March 28, 2016, the Company announced a definitive agreement with SQM Potasio S.A., a subsidiary of SQM to enter into the Cauchari Joint Venture. The Cauchari Joint Venture is governed by a shareholders’ agreement which provides for (i) equal representation by the Company and SQM on the Exar Management Committee, (ii) unanimous approval by the Company and SQM on budgets and timing of expenditures, (iii) the mutual right to purchase a 50% share of the production, and (iv) buyout and termination provisions in the event that SQM chooses not to proceed with the project.

Ganfeng Investment Agreement

On January 17, 2017, LAC and Ganfeng entered into the Ganfeng Investment Agreement for funding to advance the development of the Cauchari-Olaroz Project. On January 19, 2017, LAC and Ganfeng amended the agreement concurrent with entering into the BCP Investment Agreement. Pursuant to the Ganfeng Investment Agreement, and related agreements, Ganfeng: (a) agreed to purchase by way of private placement, 15,000,000 Common Shares; (b) agreed to provide a US$125 million credit facility; and (c) acquired an off-take entitlement for the purchase of up to 80% of LAC’s share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices.

Ganfeng Investor Rights Agreement

On July 14, 2017 LAC and Ganfeng entered into an amended and restated investor rights agreement (the “Ganfeng Investor Rights Agreement”), pursuant to which Ganfeng has the following rights, provided that it continues to hold not less than 15% of the Common Shares: (a) the right to add a nominee to the Board; (b) participation rights allowing it to maintain its equity ownership interest in LAC at 17.5%, or such other percentage as determined in accordance with the terms and conditions of the Ganfeng Investor Rights Agreement, until March 31, 2019; and (c) a registration right for the sale of its Common Shares. In accordance with the nomination right, the Company appointed to the Board, Wang Xiaoshen, the Vice-Chairman and Executive Vice President of Ganfeng Lithium Corporation.

BCP Investment Agreement

On January 19, 2017, LAC and BCP entered into the BCP Investment Agreement (the “BCP Investor Rights Agreement”) for funding to advance the construction of the Cauchari-Olaroz Project. Pursuant to the BCP Investment Agreement, and related agreements, BCP: (a) agreed to purchase by way of private placement, 10,000,000 Common Shares; (b) agreed to provide US$80 million of loans to a syndicated credit facility; and (c) acquired an off-take entitlement for the purchase of up to 20% of LAC’s share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices.

BCP Investor Rights Agreement

On July 14, 2017 LAC and BCP entered into an investor rights agreement, pursuant to which BCP has the following rights, provided that it continues to hold not less than 15% of the Common Shares: (a) the right to add a nominee to the Board; (b) participation rights allowing it to maintain its equity ownership interest in LAC at 16.4%, or such other percentage as determined in accordance with the terms and conditions of the BCP Investor Rights Agreement, until March 31, 2019; and (c) a registration right for the sale of its Common Shares.

In accordance with the nomination right, the Company appointed to the Board Chaiwat Kovavisarach, the CEO of Bangchak.

Amended Credit Facility

On July 14, 2017 the Company (as borrower) and 2265866 Ontario Inc., Lithium Nevada and KV Project LLC (as guarantors), Ganfeng. and BCP (as Lenders); BNY Trust Company of Canada (as the administrative agent for the lenders) and The Bank of New York Mellon (as the U.S. Collateral Agent for the Lenders) entered into the Amended Credit Facility.  Under the Amended Credit Facility, Ganfeng agreed to lend the Company US$125 million and BCP agreed to loan the Company US$80 million to fund a portion of the Company’s share of Cauchari-Olaroz’ construction costs. The credit facility has a six-year term, carries an 8.0% interest rate for the first three years, 8.5% in year four, 9.0% in year five and 9.5% in year six on the principal amount drawn.

As security for the indebtedness, LAC granted to the lenders a first priority security interest in all assets except those that represent its ownership interest in the Cauchari-Olaroz Project.

Interests of Experts

Mario Rossi, FAusIMM, of GeoSystems International, Inc.; and Timothy J. Carew, P. Geo, of SRK Consulting (Canada) Inc., prepared the Lithium Nevada TR.

Ernest Burga, P.Eng., and David Burga, P.Geo., of Andeburg Consulting Services Inc., Michael Rosko, CPG, of Montgomery and Associates, Tony Sanford, Pr.Sci.Nat., of Ausenco, Mark King, P.Geo., of Groundwater Insight and Daron Abbey, P.Geo., of Matrix Solutions Inc., Barry Smee, P.Geo. of Smee and Associates Consulting Ltd. and Renee Leblanc, P.Eng. of the Company prepared the Cauchari TR.

All technical and scientific information contained in this AIF has been reviewed and approved by Rene LeBlanc, Senior Process Development Manager of Lithium Nevada, and a QP for the purposes of NI 43-101.

The Company’s auditors are PwC, Chartered Professional Accountants, who have prepared an independent auditor’s report dated March 28, 2018 in respect of the Company’s consolidated financial statements as at December 31, 2017 and December 31, 2016 and for the year ended December 31, 2017 and for the 15 month period ended December 31, 2016. PwC has advised that they are independent with respect to the Corporation within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct.

Additional Information

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase Common Shares of the Company and securities authorized for issuance under equity compensation plans is contained in the management proxy circular dated July 5, 2017 for the annual general meeting of the Company held on August 14, 2017, which is available on SEDAR at www.sedar.com. Additional financial information is contained in the Company’s comparative financial statements and MD&A as at and for the twelve and fifteen month periods ended December 31, 2017 and 2016 and the interim periods ending March 31, 2017, June 30, 2017 and September 30, 2017, which are available on SEDAR at www.sedar.com. Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Schedule “A”
DEFINITIONS

Definitions

The abbreviations set forth below have the following meanings in this AIF, or in documents incorporated by reference in this AIF:

“°C” means degrees Celsius;

“AIF” means Annual Information Form;

“ALS” means ALS Chemex Labs Ltd. and its affiliates;

“Amended Credit Facility” means the Amended and Restated Credit and Guarantee Agreement dated July 14, 2017 between the Company (as borrower); 2265866 Ontario Inc., Lithium Nevada and KV Project LLC (as guarantors); Ganfeng. and BCP (as lenders); BNY Trust Company of Canada (as the administrative agent for the lenders); and The Bank of New York Mellon (as the U.S. collateral agent for the lenders);

“Arrangement” means the statutory plan of arrangement between the Company and Former LAC, which resulted in shareholders of Former LAC receiving Common Shares on the basis of 0.159 of a Common Share for each common share of Former LAC;

“Argentina Principles” means the guidelines of the Camara Argentina of Empresarios Mineros that have adopted the Towards Sustainable Mining, a corporate social responsibility program developed by the Mining Association of Canada to improve environmental and social practice in the mining industry;

“Argentine Mining Code” means the Código de Minería, the principle legislation that regulates the mining industry in Argentina;

“Argentine Tax Law” means the comprehensive tax reform enacted in Argentina in December 2017 and became effective as of January 1, 2018;

“ASA” means Alex Stewart Argentina;

“B” means boron;

“BCBCA” means the Business Corporations Act (British Columbia);

“BCP” means BCP Innovation PTE. Ltd., an affiliate of the Bangchak;

“BCP Investment Agreement” means the investment agreement entered into between LAC and BCP dated January 19, 2017, as subsequently amended;

BCP Investor Rights Agreement means the investor rights agreement between LAC and BCP dated January 19, 2017;

“BCP SR Private Placement” means the non-brokered private placement of 9,214,211 subscription receipts to BCP at a price of US$0.54264 per subscription receipt (pre-consolidation);

“BLM” means the U.S. Department of the Interior Bureau of Land Management;

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“Board” means the board of directors of the Company;

“Ca” means calcium;

“CaCl2” means calcium chloride;

“CaO” means calcium oxide;

“Cauchari Financing Transactions” means, collectively, the financings and related transactions and agreements contemplated by both the BCP Investment Agreement and the Ganfeng Investment Agreement;

“Cauchari Joint Venture” means the 50/50 co-ownership venture between the Company and SQM on the Cauchari-Olaroz Project, operated through shareholdings in Exar and related agreements;

“Cauchari-Olaroz Project” means the Company’s Cauchari-Olaroz brine lithium project located in the Province of Jujuy in Northwest Argentina;

“Cauchari TR” means the technical report dated January 15, 2018 entitled “NI 43-101 Technical Updated Feasibility Study Reserve Estimation and Lithium Carbonate Production at Cauchari-Olaroz Salars, Jujuy Province, Argentina”;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“Chevron” means Chevron Resources Company;

“CIM” means Canadian Institute of Mining, Metallurgy and Petroleum;

“CIM Definition Standards” means the CIM Definition Standards on Mineral Resources and Reserves;

“claims” means unpatented mining claims granted pursuant to the Mining Act;

“Common Shares” means the common shares of the Company;

“Company” or “LAC” means Lithium Americas Corp., formerly Western Lithium USA Corporation and, as the context requires, its subsidiaries;

“Convertible Security Funding Agreement” means the convertible security funding agreement between the Company and an entity managed by Lind dated April 30, 2015;

“DD” means diamond drill;

“Delmon” means The Delmon Group of Companies;

“Delmon Agreement” means the means the technical assistance and royalty agreement entered into between Delmon Co Ltd. and RheoMinerals on November 17, 2017;

“EBITDA” means earnings before interest, taxes, depreciation and amortization;

“EIS” means the Environmental Impact Statement prepared for the Cauchari-Olaroz Project;

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“Exar” means Minera Exar S.A., the Company’s 50% joint venture subsidiary incorporated under the laws of Argentina through which it holds its interest in the Cauchari-Olaroz Project;

“Exchange” means the Toronto Stock Exchange;

“Fernley Facility” means the manufacturing facility based in Fernley, Nevada that manufactures RheoMinerals’ organoclay products;

“Former LAC” means Lithium Americas Corp.; which company became a wholly owned subsidiary of the Company pursuant to the plan of arrangement with LAC that closed in September 2015;

“Ganfeng” means GFL International Co., Ltd.;

“Ganfeng Investment Agreement” means the investment agreement entered into between LAC and Ganfeng dated January 17, 2017 and subsequently amended;

“Ganfeng Investor Rights Agreement” means the investor rights agreement between LAC and Ganfeng dated July 14, 2017;

“ha” means hectares;

“HCl” hydrochloride;

“IFRS” means the International Financial Reporting Standards, a set of international accounting standards stating how particular types of transactions and other events should be reported in financial statements;

“Initial Feasibility Study” means an initial Mineral Reserve estimate and mine plan Former LAC completed on the Cauchari-Olaroz in 2012;

“IRR” means internal rate of return;

“JEMSE” means Jujuy Energia y Mineria Sociedad del Estado, the government of Jujuy’s mining investment company, involved in the development and regulations of mining projects in the Argentinean province of Jujuy;

“JEMSE LOI” means the letter of intent between JEMSE and LAC dated November 2012 whereby JEMSE may acquire an equity interest in the Cauchari-Olaroz Project in exchange for providing management services to develop the Cauchari-Olaroz Project;

“K” means potassium;

“km” means kilometre;

“kV” means kilovolt;

“K-UTEC” means K-UTEC Salt Technologies;

“LCE” means lithium carbonate equivalent. Lithium is converted to lithium carbonate (Li2CO3) by multiplying lithium by 5.323;

“Leasing Act” means the Mineral Lands Leasing Act of 1920, as amended;

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“Li” means lithium;

“LiKSO4” means pyroelectric lithium potassium sulphate;

“Lind” means The Lind Partners LLC, a New York based asset management firm;

“Listed Warrants” means the Common Share purchase warrants of the Company traded on the Exchange under the symbol LAC.WT, which each entitle the holder to acquire one Common Share at a price of $4.50 at any time prior to June 9, 2017;

“Lithium Nevada” means Lithium Nevada Corporation, formerly Western Lithium Corporation, a wholly-owned subsidiary of the Company;

“Lithium Nevada Project” means the Company’s mineral property, consisting of five clay lenses hosting significant lithium mineralization located in Humboldt County, Nevada;

“Lithium Nevada TR” means the technical report entitled “Independent Technical Report for the Lithium Nevada Property, Nevada, USA” dated December 15, 2017;

“Los Boros” means Grupo Minero Los Boros S.A.;

“Los Boros Option Agreement” means the option agreement between Exar and Los Boros entered into on March 28, 2016;

“m” means metre;

“m3” means cubic metre;

“Exar Management Committee” means the management committee of Exar, which is responsible for the oversight of Exar and has six members (three from the LAC and three from SQM);

“MD&A” means management discussion and analysis;

“mm” means millimetre;

“Mg” means magnesium;

“mg/L” means milligrams per litre;

“Mining Act” means the U.S. General Mining Act of 1872, also known as the Mining Law of 1872, as amended;

“MW/h” means Megawatts per hour;

“MW/y” means Megawatts per year;

“Na” means sodium;

“NaCl” means sodium chloride;

“NaOH” means sodium hydroxide;

“NYSE” means the New York Stock Exchange;

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“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NI 52-110” means National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators;

“NPV” means net present value;

“Orion” means Orion Mine Finance Fund I, formerly RK Mine Finance (Master) Fund II L.P.;

“PAEE” means the preliminary assessment and economic evaluation completed by URS dated January 22, 2010;

“pH” means the measure of acidity/alkalinity of an aqueous solution;

“PLS” means the pregnant leach solution;

“ppm” means parts per million;

“PoO” means a plan of operation submitted to the BLM and the Nevada Division of Environmental Protection in respect of a proposed mineral project;

“PFS” means a pre-feasibility study;

“PwC” means PricewaterhouseCoopers LLP;

“QA/QC” means quality assurance and quality control;

“QP” means a qualified person as defined under NI 43-101;

“RC” means reverse circulation;

“Reserva” means Reserva International LLC;

“RheoMinerals” means RheoMinerals Inc., a subsidiary of the Company that develops and manufactures organophilic clay-based products;

“SEC” means U.S. Securities and Exchange Commission;

“SO4” means sulfate;

“Social Responsibility Plan” means the social responsibility plan developed to incorporate best practices on these matters and prepared in accordance with the Argentina Principles, at the Cauchari-Olaroz Project;

“SQM” means Sociedad Química y Minera de Chile S.A.;

“Stage 1” means the initial 25,000 TPA of lithium carbonate production capacity to be covered in the Stage 1 DFS;

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“Stage 1 Lens” means one of the five clay lenses at the Lithium Nevada Project that hosts lithium mineralization, which was formerly referred to as the “PCD Lens”;

“Stage 2 Lens” means one of the five clay lenses at the Lithium Nevada Project that hosts lithium mineralization, which was formerly referred to as the “South Lens”;

“t” means tonne;

“TEM” means Time Domain Electromagnetic Survey;

“TOLSA” means TOLSA, S.A.;

“TPA” means tonnes per annum;

“URS” means the URS Energy and Construction, Inc.;

“USBM” means the US Bureau of Mines;

“USGS” means the U.S. Geological Survey;

“VAT” means value added tax;

“VES” means a Vertical Electrical Sounding Survey; and

“WEDC” means Western Energy Development Corporation, a subsidiary of Western Uranium Corporation.

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Schedule “B”
AUDIT COMMITTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a)	review and report to the board of directors of the Company on the following before they are published:
(i)	the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company,
(ii)	the auditor’s report, if any, prepared in relation to those financial statements;
(b)	review the Company’s annual and interim earnings press releases before the Company publicly discloses this information;
(c)

satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures;

(d)	recommend to the board of directors:
(i)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and
(ii)	the compensation of the external auditor;
(e)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;`

(f)

monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established;

(g)	monitor the management of the principal risks that could impact the financial reporting of the Company;
(h)	establish procedures for:
(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and
(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

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(i)

authorize the committee Chair to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor, subject to the committee Chair reporting the pre-approval(s) to the committee at the committee meeting subsequent to the said approval(s);

(j)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company; and
(k)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee will be composed of three directors from the Company’s board of directors, all of whom are independent.

All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1.	reporting to the board of directors on the proceedings of each committee meeting and on the committee’s recommendations at the next regularly scheduled directors’ meeting; and
2.	reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company.

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